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03050483

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Betasystems Software AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4631 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/19/03

82-4631

AR/S
12-31-02

ANNUAL REPORT
2002

03 APR 28 AM 7:21

_betasystems Software AG



Beta Systems Software AG and Subsidiaries – Group Financial Data in US GAAP

Euro in thousands	1998	1999	2000	2001	2002	2002 vs. 2001
Total revenues	38,927	45,835	41,226	44,980	45,112	0.3%
Operating income	(8,430)	(3,692)	(2,723)	(7,327)	126	101.7%
Income before income taxes	(7,933)	(2,447)	(1,423)	(7,221)	2,297	131.8%
Net income	(9,536)	(1,475)	(1,620)	(10,505)	316	103.0%
Cash and cash equivalents	27,915	19,724	9,399	13,658	15,740	15.2%
Total shareholders' equity	32,230	39,474	38,541	28,503	27,876	(2.2%)
Total assets	66,764	59,607	57,182	50,816	54,679	7.6%
Equity ratio in %	48.3	66.2	67.4	56.1	51.0	-
Number of employees	348	357	311	334	293	(12.3%)

German Security Code Number:	522 440
ISIN:	DE0005224406
SE Code:	BSS
IPO:	June 30, 1997
Market Segment & Market Place:	Prime Standard at Deutsche Boerse, Frankfurt, Stock Exchanges Berlin, Dusseldorf, Hamburg, Hanover, Stuttgart.
Indexes:	Prime All Share, Prime Software, CDAX, CDAX Software, Technology All Share.
Designated Sponsors:	N.M. Fleischhacker AG Wertpapierhandelsbank, Frohne & Klein Wertpapierhandelshaus GmbH.
IPO Lead Managers:	Deutsche Morgan Grenfell, Goldman Sachs, Sal. Oppenheim jr & Cie.

[Contents]

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

In what has been a year of significant progress for Beta Systems, it gives us great pleasure to present our annual report for the financial year 2002. When the current Management Board took up its duties at the beginning of 2001, we defined a clear and central objective for ourselves and for our company: Beta Systems was to be returned to profitability within a period of 24 months. We are pleased to inform you that we have succeeded in meeting this objective ahead of the two-year schedule. This year, after four years of disappointing results, our Company has now posted a substantial pre-tax profit. Beta Systems has turned its business around and is looking forward to celebrating its 20th anniversary as a financially sound and growing enterprise.

Our "Eight Step" program, initiated in May 2001 with the express purpose of returning the Company to profitability and positioning Beta Systems to achieve sustainable long-term growth, has been successfully implemented. Despite an extremely difficult trading environment within the software sector, Beta Systems has managed to maintain its market position. Indeed, we achieved revenues of approximately Euro 45.1 million, slightly exceeding the previous year's sales performance.

Although market conditions in 2002 remained challenging due to cautious capital expenditure and further budget cuts in the IT sector, we were able to secure substantial orders for our Systems Management software. Our business units Data Center Management and Document/Output Management were the main driving force behind our performance, having achieved stable revenues and much improved profitability. Without doubt, this success was built to a large extent on one of our key strengths – long-standing partnerships with our customers. These partnerships have enabled us to strengthen our IT expertise in the area of high-volume data management, thus allowing us to identify and meet the needs of the market place more effectively. For our customers, this means protection of their investment and rapid ROI.

One of the main consequences of the higher efficiency levels achieved throughout the Company was that – while maintaining stringent cost control – we were able to outperform our competitors when it came to integrating technological enhancements and requirements requested by our existing customers into our software. Indeed, we have further improved the quality of a product offering that had already achieved a leading edge within the industry.

During the year, income from maintenance revenues continued to grow steadily and now accounts for 50% of our total revenues. This provides us with a steady and guaranteed source of income for the coming years, which is particularly important given current market conditions, and allows us to plan more accurately for our future activities.

While our business continued to show stable results in our core markets of Germany and Europe, our performance in North America prompted us to introduce a number of decisive measures within the Storage Management business unit with the aim of returning this division to profitability. These measures were successfully implemented before the end of the fiscal year under review and we expect to reap the benefits this year in terms of improved performance. Furthermore, in the year under review, we were able to reduce costs and raise efficiency levels considerably in many areas of our business.

We are therefore pleased to announce operating income of Euro 0.1 million and earnings before taxes of Euro 2.3 million for the fiscal year 2002 compared to an operating loss of 7.3 and a loss before taxes of 7.2 in the previous fiscal year. Achieving a profit margin of approximately 5% before taxes, Beta Systems has exceeded its own objectives and successfully created value for its shareholders, as underscored by the positive share price performance. Indeed, Beta Systems was one of the top performing stocks on the German stock market last year.

Nonetheless, we are eager to achieve even more, as underlined by this year's motto of our annual report: "up". The "Eight Step" turnaround program is to be seen as a foundation for a new, solid, and open Beta Systems. Under the aptly named heading "Go Ahead Beta", our vision is to evolve our Company into a major infrastructure software vendor in Europe. We intend to achieve this by continuing to develop our core competencies and in-depth experience while at the same time looking for other opportunities to grow our business. We believe current market conditions provide excellent opportunities for value-oriented strategic investments. Our goals are ambitious, but they are also realistic – and we will pursue them with the same degree of commitment already demonstrated as part of our plan to achieve profitability that is sustainable in the long-term. This vision goes hand in hand with our fundamental corporate credo: to apply our proven software solutions and innovative developments in such a way as to interconnect our customers' IT worlds in different dimensions and to design new structures.



[Developing Structures]

The first steps in this direction have already been taken. Indeed, the launch of new server solutions for UNIX data centers and the deployment of state-of-the-art Web technologies for the Internet integration of our products marks the dawn of a new age for our Company. By supporting z/Linux, Beta Systems has also acknowledged the pioneering connectivity of IBM high-performance mainframes with open operating systems.

One further important milestone was the takeover of the operational business of SYSTOR Security Solutions GmbH based in Cologne, Germany, at the



beginning of the fiscal year 2003. This strategic expansion of our Beta 88 zSecurity Suite allows us to significantly improve our competitive position as an important European infrastructure software provider within the fast-growing IT security management market at a manageable financial cost.

In 2002, the worldwide recession combined with the various financial scandals in the US and in Germany have severely dented investors' confidence and their trust in companies to effectively manage their businesses. Transparency has therefore become more important than ever. Beta System's adoption of Germany's Corporate Governance Code, coupled with comprehensive information and communication activities related to our Prime Standard listing, has created the level of transparency needed in order to demonstrate the stability and continuity of our Company vis-à-vis shareholders, customers, business partners, and employees.

We are aware that the successful phase of restructuring during the last two years was only possible because our staff and management, working in close cooperation with our customers and business partners, devoted so much time, effort, and dedication to implementing this far-reaching action plan. Therefore, we would like to take this opportunity to thank you all for your support during this time. Faced with a strained investment climate, our shareholders were also put to the test during the past years. We would like to thank you for the trust you have put in our Company, your patience and your confidence. We hope that you will continue to accompany us on our path to success.

Karl-Joachim Veigel   Dr. Oskar von Dungern   Ralf Männlein

INVESTOR RELATIONS

Beta Systems has applied to list on the newly created "Prime Standard" segment of Deutsche Börse AG and will switch from the Neuer Markt to the new premium segment in 2003. Leaving the Neuer Markt is not easy for us, since Beta Systems was one of the first companies to float on this segment in 1997. Especially during our intense restructuring efforts over the last two years Beta Systems has practiced open, transparent and prompt communication with its shareholders. The Company's high transparency standards have formed a solid base for clear dialog with our German and foreign shareholders and potential investors. We see this added credibility as an important quality characteristic of our shares. Therefore we want to continue with this practice in the new Prime Standard segment.



Beta Systems' Investor Calendar 2003

March 20, 2003
Announcement of Annual Results 2002,
Press conference in Berlin
April 2003
Analyst/Investor's Conference in Frankfurt
May 7, 2003
Publication of the Report on the First Quarter 2003
May 19, 2003
Annual Meeting of Shareholders
at the Ludwig-Erhard-Haus, Fasanenstraße 85, 10623 Berlin
August 7, 2003
Publication of the Report on the Second Quarter 2003
November 7, 2003
Publication of the Report on the Third Quarter 2003
November 2003
Analyst/Investor's Conference in Frankfurt
March 19, 2004
Announcement of Annual Results 2003,
Press conference in Berlin

Contact

Arne Bassler, Investor Relations
Tel. ++49 (0)30 726 118 170
Fax. ++49 (0)30 726 118 881
Email. ir@betasystems.com

Key figures on the Beta Systems Stock

In Euro	2002
Earnings per share	0.08
Highest price	8.20
Lowest price	2.13
Share price on Dec. 30, 2002	6.32
Number of shares	3,974,931
Share capital	10,161,750
Market cap. on Dec. 30, 2002	25,121,563

Current Shareholder Structure


Free Float 52%
Management (ex. A. Tauchnitz) 2%
Beta (own shares) 2%
Other Institutional Investors 10%
Deutsche Balaton 5%
Alfred Tauchnitz 15%
William Schmidt 14%

CORPORATE GOVERNANCE

Introduction

In 2001 the German federal government appointed a commission to develop a German Corporate Governance Code, i.e. German standards for value-oriented and transparent corporate management and monitoring. This Code, which was introduced at the beginning of 2002, incorporates three different kinds of standards:

- Prevailing German legal provisions
- Recommendations
- Suggestions

The legal provisions are binding on German businesses. As regards the recommendations, § 161 of the German Stock Corporation Act (Aktiengesetz, AktG) requires an annual declaration by exchange-listed companies in which each individual company states the extent to which it conforms to the Corporate Governance Standard and where there are departures from it. Companies may deviate from the suggestions without declaring the fact.

The German Corporate Governance Code lays down principles applying to the following areas:

- The Supervisory Board
- The Management Board (also referred to as the "Executive Board")
- The working relationship between the Management Board and the Supervisory Board
- The relationship with shareholders and the General Meeting of Shareholders
- Rendering of accounts and annual financial statements
- Transparency

Corporate Governance at Beta Systems

Accompanying the restructuring of Beta Systems carried out during 2001 and 2002, many of these principles already underpinned the corporate actions of the Company's legal representatives, for example in terms of wide-ranging transparency, open and prompt communication with investors, the introduction of an efficient risk management system, compliance with stock exchange rules, and value-oriented corporate governance.

Through the binding formulation of its own corporate governance principles Beta Systems underscores its adherence to a corporate philosophy of promoting and extending cooperation and trust between ourselves and our customers, employees, shareholders, partners, and the public at large in the company's national and international markets.

In the Declaration of Conformity in accordance with §161 Stock Corporation Act the Management Board and Supervisory Board document and give grounds for the company-specific departures from the recommendations of the German Code.

Beta Systems Software AG's Declaration of Conformity in accordance with §161 AktG

The Management Board and Supervisory Board of Beta Systems Software AG hereby declare that the Company conforms with the principles of conduct recommended in the German Corporate Governance Code except for some minor departures from it, and will continue to do so in future. In the 2002 fiscal year the company did not conform with the Code's recommendations in the following particulars:

- Excess in D&O insurance policies: Contrary to the recommendation that liability insurance taken out by the Company for its Management Board and Supervisory Board members (so-called Directors' and Officers' (D&O) insurance) should include a reasonable excess portion, Beta Systems does not consider that this measure will lead to any significant improvement in the motivation or sense of responsibility of its directors and officers. The insurance policies currently taken out by Beta Systems do not include any excess, and no change in this policy is planned in future.
- Setting up an Audit Committee: In view of the current size and composition of the Supervisory Board (six persons) and also Beta Systems' corporate size, the Supervisory Board does not currently intend to set up a separate audit committee. Essentially the entire Supervisory Board deals with all questions regarding the rendering and auditing of accounts.
- Age limits for Management Board and Supervisory Board members: Beta Systems regards the stipulation of age limits for Supervisory Board members as imposing a limitation on shareholders' rights to elect the Supervisory Board members of their own choice. Accordingly, the Company does not lay down any age limits in this respect. A similar departure from the Code's recommendation is that no age limit has been set for Management Board members either, as this would partially restrict the Supervisory Board in its selection of suitable candidates.

In order to enshrine principles of responsible corporate management and monitoring which go beyond the Code's recommendations, Beta Systems Software AG has laid down its own Corporate Governance Principles, and the latest version of these is published on Beta Systems' website at www.betasystems.com. The Management Board and Supervisory Board hereby declare that the content of Beta Systems Software AG's corporate governance principles is binding on the Company.



[Creating Transparency]

CORPORATE PROFILE

As a market leader in the infrastructure software arena, Beta Systems offers comprehensive and intelligent solutions for integrated system management. Featuring over twenty high-performance software products for z/OS, Unix, Linux and Windows environments, we enable optimized process procedures for every area of IT infrastructure – for large corporations, IT service providers or midmarket companies.

Our infrastructure software is mainly used for output, security, document & storage management, and job scheduling. All of our software products focus on optimizing key IT processes. In addition to our value driven software solutions, Beta Systems employees have a stellar reputation for customer focus and top-flight services, including product implementation, migration, conversion, qualified consulting, product training and much more. Our products and solutions are developed and distributed in three independent and flexibly operating "companies within a company" – the Data Center, Document and Storage Management business units.

Our powerful standard components are reliable, state-of-the art "building blocks" for vertical market solutions, tailored to meet the individual needs and technical resources of our customers. The result is compelling functionality, increased security, higher productivity and lower cost-of-ownership. In other words: improved efficiency.

We know what it means when banking customers need to have instant access to current account balances – around the clock. We understand the implications of needing to reconstruct data center procedures quickly and completely. We know what it means when retailers need to order their wares or industries need to have spare parts delivered "just in time".

We develop leading products in compliance with the latest technology standards and trends, and our corporate philosophy encompasses intelligent expansion of our own portfolio.

For over 20 years, Beta Systems has been delivering powerful products and reliable solutions. We are active in 41 countries around the globe, ensuring for more than 1,000 customers enterprise-wide distribution of print documents, transparent management of computer processes and permanent data accessibility. Because our software is standardized, we are able to provide you with secure, cost-efficient and forward-looking solutions. We turn standardized components into customized solutions on-site.

Thanks to our technology partnerships with IBM and SAP, we build key current technology into Beta Systems products. Worldwide sales agreements with leading hardware providers such as Hewlett Packard and Hitachi Data Systems provide us with in-depth knowledge of the most up-to-date technology. What's more, our international subsidiaries give us a direct line to individual markets and their specific requirements.

With years of experience and brimming with innovative technological expertise, Beta Systems is a company poised to make a substantial impact on IT management in the future. Our products and solutions lay the groundwork for knowledge management and collaborative business, leveraging the potential of leading edge Web-based business processes - with individual and interactive Web applications and standardized Web services. Our vision is to develop holistic solutions that ensure the smooth realization of business processes. Beta Systems solutions will substantially reduce the complexity typical in information management, optimizing the entire value chain of our customers.



BETA SYSTEMS SUCCESS STORIES 2002

German Insurer Versicherungskammer Bayern (VKB) – Enabling Central Job Scheduling for World's Largest SAP FSCD Application

Versicherungskammer Bayern (VKB), a German governmental insurance company, is the market leader in the German states of Bavaria and Rhineland-Palatinate. In searching for the right software solution, a key technical requirement for VKB had been to connect its decentralized platforms to IBM's OPC job scheduler to control the FSCD (insurance) and FI/CO SAP R/3 modules as well.

VKB chose Beta Systems because Beta 48 features the necessary depth of integration and lets every SAP job be controlled centrally. It also provides central management and evaluation functionality for mainframe job logs. Furthermore, before the project was completed, Beta Systems was able to integrate into Beta 48 the FCSD "mass activities" function, a feature that SAP had released only after VKB's project had begun.

Beta 48 enables VKB to deploy its OPC scheduler on every platform. This expanded scheduler deployment means investment protection for VKB, which allows for secure and smooth execution of SAP R/3 jobs. It also improves efficiency by supporting the latest SAP R/3 functions.


FESTO

UNIX Based Output Management for Pneumatics Technology Provider Festo AG & Co. KG

Festo AG & Co. KG is a global leader in industrial automation with pneumatic systems. The Festo Corporation consists of 52 independent companies, providing a service network in 176 countries. Around the globe, Festo features a comprehensive product offering of more than 18,000 pneumatic components such as pneumatic drives, controls, valves and individual valves.

Corporations this size generate reams and reams of documents as well as extensive lists. Deployed since 1989 on Festo's mainframe, Beta's host-based Beta 93 output management system separates, bundles and distributes 33,000 different lists according to individual user specifications. After being generated, lists are sorted by recipient and delivered online to the various workstations.

With its decision to migrate from a host based system to UNIX and to standardize applications on SAP R/3, Festo needed a UNIX based output management system capable of accepting lists archived in Beta 93 (with a storage volume of approx. 10 GB) and securely managing the newly generated lists. Beta Systems provided Beta 93 UX, a product ideally suited to meet these requirements.

Beta 93 UX easily accepted the archived lists – and is now being used by Festo to manage and distribute new lists and reports, most of which come from SAP R/3. Furthermore, Beta 93 UX enabled Festo to design its process procedures more efficiently, improve ease-of-use and significantly free up system resources.


RAG
INFORMATIK

Distributing, Managing and Archiving Lists Generated for Customers at RAG INFORMATIK GmbH

RAG INFORMATIK GmbH and its subsidiary, saardata GmbH, are the IT service group of RAG Aktiengesellschaft, one of Germany's industrial giants. With a staff of 869, several large data centers and a wide range of expertise in a variety of fields, RAG INFORMAITK GmbH provides years of expertise in the implementation and operation of packaged software solutions, in designing and maintaining secure networks, intranet and extranet applications, and designing innovative unified messaging solutions.

As RAG's service provider for IT production, RAG INFORMATIK GmbH had been looking for an open systems output management software solution able to distribute, manage and archive the lists generated for their customers. One key condition was smooth cooperation with packaged solutions such as SAP R/3 and Paisy.

Beta Systems' Beta 93 UX provides a UNIX based output management system capable of delivering the same degree of quality as mainframe environments, while managing all the lists and documents as desired.

Using Beta 93 UX, RAG INFORMATIK manages lists from the Paisy CS payroll accounting package, enables SAP R/3 print output and manages other UNIX print output that needs to be processed centrally. Beta 93 UX is also deployed as a central document repository, enabling RAG INFORMATIK to separate pages, distribute and print out imported documents in various print media and provide online access as well.


[Growing Together]

GROUP MANAGEMENT REPORT FOR THE FISCAL YEAR 2002

BUSINESS DEVELOPMENT

In the fiscal year under review, demand for software solutions aimed at managing large volumes of data within data centers and at IT service providers was affected by sluggish capital expenditure, protracted decision-making cycles, and cost-related pressures on the demand side. As a result of Beta Systems' existing close business relationship with some of the world's largest companies, the volatile political situation witnessed on a global scale, coupled with the general economic malaise, also ultimately impacted on the performance during the course of fiscal 2002. On the other hand, an increased need for streamlined cost structures positively influenced the demand for automated business processes.

In consequence of the above mentioned effects, potential investment projects gradually accumulated over the course of the year, finally resulting in a considerable number of orders being placed in the fourth quarter of the fiscal year just ended. As part of the license and maintenance contracts finalized in the year under review, Beta Systems' customers were particularly requiring enhanced technological features, longer maintenance and service agreements to protect their investments, and solutions with a faster or more immediate return on investment.

In particular, Beta Systems succeeded in taking advantage of the continued consolidation of data centers and IT service providers, the sustained trend towards outsourcing entire IT departments (e.g. within Germany's financial sector), of new legal requirements such as digital tax audits, and the introduction of electronic methods within the areas of administration and management.

On the supply side the Company had to contend with increased competition and the growing threat of crowding out, which has already resulted in the demise of several software enterprises, and the beginning of a certain degree of consolidation within this market. Within this shake-out only those companies such as Beta Systems, which have a stable and satisfied customer base, a feasible and solid business model, and an efficient cost management system have been able to survive. The above-mentioned market factors further led to a general erosion of software prices, counteracted by the securing of a larger number of contracts and finally resulting in slightly increased revenues overall.

In terms of technological trends the main focus was the gradual emergence of Unix as a viable platform for data centers and the continued amalgamation of centralized and decentralized IT systems. Beta Systems has gained fast-track access to new, high-revenue segments of the market, benefiting from own new developments and product enhancements related to servers deployed in Unix data centers and the ability to support zLinux for IBM high-performance mainframes.

Of note in this area is the newly developed VIDiDOC® module Beta 93 UX, a component for cross-enterprise processing and distribution of print output under Unix and Linux. The pilot phase was successfully completed in fiscal 2002. The first customers to participate in the joint development project were the IT specialists RAG INFORMATIK GmbH, BASF IT-Services GmbH, Festo AG & Co., and Andreas Stihl AG & Co. Full sales activities for Beta 93 UX commenced in mid-2002, as planned.

Partnerships

During the year under review, Beta Systems was awarded the status "Advanced Business Partner" by the IBM Corporation. IBM Advanced Business Partners for Systems & Services are enterprises that are committed to superior quality throughout their company and meet the standards specified by IBM in the areas of sales, technology, and financing. As an Advanced Business Partner, Beta Systems will be able to cooperate even more closely with IBM in the area of software development, and will gain access to a number of resources, such as information about state-of-the-art technology, technical support, additional financing opportunities, and assistance with marketing and sales activities.

At the beginning of fiscal 2002, Beta Systems and SBB Software GmbH finalized a long-term sales partnership. Beta Systems now holds the European distribution rights for UC4®, while in return SBB was granted the right to sell Beta 93 UX in Europe. The distribution agreement is aimed at attracting new groups of customers in the European software market for Systems Management by offering them a value-added product combination with comprehensive platform support. Initial joint projects were signed toward the end of fiscal 2002.



Reaching Goals

ANALYSIS OF THE COMPANY'S SITUATION

Development of Revenue

Total revenues for fiscal 2002 were Euro 45.1 million. This corresponds to a slight year-on-year increase of Euro 0.1 million or 0.3%.

Revenues generated by the Group comprise license, maintenance and professional services revenue. In turn, Group license revenues comprise income from new license sales and license upgrades (CPU upgrades and Version upgrades).

Revenue in Million Euro	**2001**	**2002**	**2002 vs. 2001**
Licenses	20.7	19.5	(5.9%)
Percentage of Total Revenue	46.0%	43.2%	
Maintenance	21.4	22.8	6.6%
Percentage of Total Revenue	47.5%	50.5%	
Services	2.9	2.8	(2.2%)
Percentage of Total Revenue	6.5%	6.3%	
[illegible]	[illegible]	[illegible]	[illegible]

In fiscal 2002, license revenue decreased by 5.9% to Euro 19.5 million, compared with Euro 20.7 million in the previous year. This was mainly attributable to a 9.4% decline in revenues from license upgrades, bringing the total amount to Euro 9.9 million in this area (2001: Euro 10.9 million). The second component of license revenue – new license revenue – remained relatively stable at Euro 9.6 million (2001: Euro 9.8 million), mainly due to the increase in the number of contracts signed during the period.

Maintenance revenues for 2002 recorded a 6.6% year-on-year increase, bringing this amount to Euro 22.8 million compared with Euro 21.4 million in the previous year. This was due to the Group's stable and well-established installation base, a low number of contract terminations of existing maintenance and service agreements, as well as the conclusion of new maintenance

Revenue Development (in Million Euro)

2002 22.8 2.8
(5.9%) +6.6% (2.2%)
2001 21.4 2,9
0.0 10.0 20.0 30.0 40.0
Licenses □ Maintenance Services

agreements, amongst others the 7/24 service offer for remote-access administration of customer installations by Beta Systems.

At Euro 2.8 million, revenues from professional services (i.e. training and consulting) remained virtually unchanged year-on-year (2001: Euro 2.9 million). At the same time, an incisive consolidation program was initiated within this area during 2002 and comprehensive restructuring measures were implemented. In order to take account of the growing importance of services for the future development of the Company, it was decided to place the related activities of maintenance and servicing, support and hotline, consulting and advanced services (installation, system design, implementation, migration

Revenue in Million Euro	**2001**	**2002**	**2002 vs. 2001**
Germany	23.4	23.2	(1.0%)
Percentage of Total Revenue	52.0%	51.4%	
Europe	15.6	15.4	(1.5%)
Percentage of Total Revenue	34.7%	34.0%	
North America	6.0	6.5	10.1%
Percentage of Total Revenue	13.3%	14.6%	
[illegible]	[illegible]	[illegible]	[illegible]

and IT project management), training and outsourcing activities (e.g. 7/24 service) in the Services business unit under central management. The main aim behind this decision is to provide a tighter network of services to generate even more substantial added value to the high-end product support for Beta Systems' customers.

For the fiscal year 2002, the revenue contributions by the sales regions Germany, Europe and North America stood at 51.4%, 34.0%, and 14.6% respectively, as compared with 52.0%, 34.7%, and 13.3% in the preceding year. This equates to a slight decrease in revenues in the German and European sales areas of 1.0% and 1.5%, respectively, and a 10.1% increase in revenues in North America when compared with fiscal year 2001.

The relatively stable revenue level in Germany results mainly from new license revenues generated as part of numerous large-scale contracts with IT service enterprises and data centers operating in the financial sector. During the final quarter, which is traditionally considered to be a particularly buoyant revenue period, Beta Systems was able to secure a number of license and license upgrade deals. In Germany, this included agreements with AGIS (IT provider for Allianz), Provinzial Versicherung, Bausparkasse Schwäbisch-Hall, HSBC Trinkaus & Burkhardt, as well as Deutsche Genossenschafts-Hypothekenbank. The license agreement concluded with Sparkassen Informatik, Frankfurt, deserves particular mention, with a total sales volume of Euro 3.3 million and an additional maintenance and service contract until 2006.

The slight decline in revenues from pan-European operations is mainly due to lower revenues generated in Spain and the United Kingdom. However, a number of major contracts throughout Europe, such as with the TRYG insurance company and the IT enterprise PBS in Denmark could be secured. In Italy agreements with SIA (IT service enterprise for banks), Unicredit, a financial group, and ACI Informatica (IT provider for the Italian Automobile Club) were concluded. Moreover, IBM UK and CSC Computer Sciences have deployed solutions developed by Beta Systems. In France, Gie AMT, the IT service unit of Crédit Agricole's banking network, extended its license agreement. Furthermore, the National Bank of Greece purchased VIDiDOC® solutions for the state-of-the-art processing of documents. In Norway, the state public insurance administration Rikstrygdeverket operates with Beta Systems' products since 2002.

Revenue Development (in Million Euro)

	Germany	Europe	North America
2002		15.4	6.5
	(1.0%)	(1.5%)	+10.1%
2001		15.6	6.0

0.0 10.0 20.0 30.0 40.0

Germany ☐ Europe North America

In North America revenue growth of 10.1% was achieved. However, sales revenues of the Storage Management product range of Tantia Technologies were lower than planned. At the same time, Beta Systems sales organization based in Atlanta received a number of orders for Data Management products, partially negating the shortfall in revenues by Tantia Technologies. The decision to place the sales activities at the Atlanta location was based on this unit's accomplishments within the marketplace.

Overall, the Company's performance during the period fell short of management's expectations, although, in view of the general economic downturn and compared with the low performance of many of the Company's competitors in the software sector, Beta Systems' track record proved satisfactory. The German direct sales organization has developed in line with the targets during the past few years. However, following the implementation of restructuring measures and expansion measures initiated as part of the "Eight Step" turnaround program, Spain and the United Kingdom failed to meet expectations. Simultaneously the sales units in France, Italy, the Benelux countries and Central Eastern Europe succeeded in meeting and exceeding their revenue and in particular their earnings targets.

Development of Business Segments

All business units derived revenues from product licenses, maintenance and professional services.

Revenue in Million Euro

Business Unit	2001	2002	2002 vs. 2001
Storage Management	5.7	5.1	(10.6%)
Data Center Management	23.0	22.7	(1.5%)
Document Management	16.3	17.3	6.8%
Total	[illegible]	[illegible]	[illegible]

Operating Income in Million Euro

Business Unit	2001	2002	2002 vs. 2001
Storage Management	(8.6)	(5.2)	35.3%
Data Center Management	4.6	4.2	(8.3%)
Document Management	0.5	1.5	239.2%
Total	[illegible]	[illegible]	[illegible]

During the period, revenues generated by the business units Storage Management, Data Center Management, and Document Management accounted for 11.3%, 50.3%, and 38.4% of sales revenues respectively, compared with 12.7%, 51.2%, and 36.1% respectively in the previous year. In comparison with fiscal 2001 revenues from the business unit Data Center Management decreased slightly by 1.5% and increased in the Document Management unit by 6.8%. In contrast, revenues from Storage Management decreased by 10.6% year-on-year.

Revenue Development of Business Units (in Million Euro)


5.7
5.1
23.0
22.7
16.3
17.3
Storage Management
Data Center Mangement
Document Management
2001
2002

Fiscal 2002 operating income for the business unit Document Management amounted to Euro 1.5 million, while Data Center Management recorded operating income of Euro 4.2 million during the period. The Storage Management business unit recorded an operating loss of Euro 5.2 million. Despite a difficult trading environment, both the Data Center Management and the Document Management business units developed favorably, thus maintaining and even surpassing the profitability levels achieved in 2001.

The Storage Management business unit failed to meet its earnings target for the year. An appropriate action plan aimed at revitalizing this area of the business was implemented and completed in the course of fiscal 2002. In this connection, Beta Systems recorded restructuring expenditures of Euro 0.6 million.

The workforce employed at Tantia's sales organization in Boulder (USA) was downsized completely, and all sales-related activities were taken over by the existing sales unit Beta Systems Software of America Inc. in Atlanta (USA). Already by the end of 2002 first cost savings as a direct result of the streamlining of sales activities were recorded. The full effect of this restructuring program is expected to be seen during 2003. In parallel the Company engaged in negotiations with strategic investors with the purpose of finding a suitable partner for the Tantia development unit based in Calgary (Canada). However, these negotiations failed to meet Beta Systems' expectations and were not continued. Structural realignment at the Calgary location was thus carried out in order to react to the current revenue scenario in North America and Europe. The measures already implemented include a reduction in the workforce at Tantia Technologies from 67 to 23 by the end of fiscal 2002. The remaining personnel base is responsible for the maintenance, support, adaptation, and further development of the Storage Management products.

Development of Gross Profit

In the fiscal year 2002 the Company's gross margin on sales increased by Euro 4.1 million to Euro 35.2 million from Euro 31.1 million recorded in the previous fiscal year. This represents 78.0% of revenues against 69.2% in the fiscal year 2001. The increase in the gross margin on sales was primarily due to higher revenues for maintenance and lower costs of the licenses sold.


4.6
4.2
(8.6)

Gross profit from license revenues increased from Euro 14.3 million in 2001 to Euro 17.6 million in the fiscal year 2002, an increase of 22.6% over 2001. This represents 69.3% of license revenue in 2001 and 90.2% in 2002. The considerable improvement in gross profit from licenses compared to the prior fiscal year is mainly the result of impairment charges on capitalized software development costs in the area of Storage Management in fiscal 2001 which in 2002 did not impact on gross profit again.

Gross profit from maintenance amounted to Euro 17.3 million in the fiscal year 2002, being Euro 1.5 million higher than Euro 15.8 million recorded in the fiscal year 2001. As a percentage of maintenance revenues, gross profit from maintenance increased from 74.1% in 2001 to 76.0% in 2002.

Gross profit from professional services decreased by Euro 0.6 million to Euro 0.3 million during the period. As a percentage of service revenues, gross profit from professional services amounted to 10.0% in fiscal 2002, as compared with 32.1% in 2001.

Development of Costs and Results

Selling Costs

Selling expenses primarily consisted of personnel expenses, including commissions and advertising costs to support the sales activities of products marketed by Beta Systems.

Selling expenses increased by Euro 0.5 million, from Euro 16.7 million in fiscal 2001 to Euro 17.2 million in fiscal 2002. This represents an increase of 2.7% and is mainly due to the restructuring measures implemented at Tantia in 2002 and the expansion of the sales organization in Germany. Furthermore, as part of the "Eight Step" turnaround program far-reaching marketing measures in the so-called "expansion countries" (the United Kingdom, Italy, Spain, France) were executed, including trade fair activities (DMS Expo, CEBIT), high-impact communications (press, advertisement, product presentations), in addition to a cautious increase in staffing levels in the area of sales. As a percentage of total revenues, selling expenses amounted to 38.1% in fiscal 2002, compared with 37.2% in fiscal 2001.



Research and Development Costs

Research and development costs primarily consisted of staff-related expenses associated with the development of new products and product modules, the upgrade of existing products in accordance with customer and market requirements, as well as improvements in line with technological progress, quality assurance, and the creation of technical documentation.

The main focus of development work conducted by the Data Center Management business unit was on the development and enhancement of the product lines for Workload and Security under Linux and Unix. The Document/Output Management unit developed add-on components and extensions for the VIDiDOC® Output Management product suite, particularly for open systems environments and large-scale SAP installations, as well as new sector-specific solutions for government departments and banks. Thus, Beta Systems fulfilled the "roadmap" requirements negotiated with IBM in the previous fiscal year; the so-called roadmap is designed to provide a basis for the step-by-step development of new Systems Management products to support IBM's "Linux for zSeries Strategy" for zLinux. The prime objective of this strategy is to support key accounts wishing to deploy Linux within a mainframe environment, but also data centers that want to utilize Unix as their IT platform. Furthermore, new versions of the Storage Management solutions Tantia Harbor NSM and Tantia HFT for safe backup and recovery as well as fast data transfer in data centers were developed.

Research and development costs increased by 17.3% from Euro 6.6 million in 2001 to Euro 7.7 million in 2002, partly as a result of the structural changes implemented at the Tantia development unit in Canada. Overall, research and development costs accounted for 14.6% of sales revenues in 2001 and 17.1% in 2002.

General and Administrative Expenses

General and administrative expenses were predominantly made up of investor relations expenses, personnel expenses attributable to Group management, as well as expenses associated with financial activities, administration, and consulting services. Considerable investments were spearheaded in the development and transfer of knowledge within the existing personnel base, while maintaining stringent cost control at all times. The establishment of an efficient information structure was facilitated by means of extending the cross-company CRM solution (software for customer relationship management) and enhancing the SAP infrastructure throughout the Beta Systems Group.

General and administrative expenses decreased by Euro 1.0 million, from Euro 10.6 million in 2001 to Euro 9.6 million in fiscal 2002. As a percentage of revenues, general and administrative expenses amounted to 23.5% in 2001 and 21.2% in fiscal 2002.

Operating Income

In the period under review, operating expenses including cost of goods sold decreased by Euro 7.3 million in total or 14.0% compared with the preceding year. Operating expenses amounted to Euro 45.0 million in fiscal 2002 (2001: Euro 52.3 Million). Included in the results of fiscal 2001 were impairment charges on intangible assets (goodwill) of Tantia Technologies in an amount of Euro 3.7 million. In fiscal 2002 the remaining Tantia goodwill of Euro 0.3 million was written off. Beta Systems recorded an operating income of Euro 0.1 million in the period under review, compared with an operating loss of Euro 7.3 million in fiscal 2001.

Interest Income and Other Income

Interest income generated by the Group amounted to Euro 0.6 million in fiscal 2002, thus matching the figure recorded in fiscal 2001 despite lower interest rates. This favorable development is the direct result of the substantial cash flow and the simultaneous increase in liquidity. In fiscal 2002, the Group recorded other income of Euro 1.5 million, compared with other expenses of Euro 0.5 million in 2001. Other income primarily consisted of income from the sale of the Workload product line to Allen Systems Group in fiscal 2000, and the sale of Beta 55 to GFS as part of the streamlining of the portfolio in line with the "Eight Step" turnaround program. Other expenses mainly included losses on foreign currency translations and write-downs of financial investments.

Income before Tax and Income Tax

Earnings before tax increased by Euro 9.5 million to Euro 2.3 million in fiscal 2002 after a loss before tax of Euro 7.2 million in fiscal 2001 (incl. charges related to restructuring). Even when accounting for the exceptional items of almost Euro 7.9 million contained in the loss before tax of fiscal 2001 this corresponds to an increase of over 200%. This performance is attributable mainly to the decisive implementation of the Company's "Eight Step" turnaround program.

The tax rate for the Group stands at 86.3%. Due to the usage of deferred tax assets for tax loss carryforwards recognized in previous years, this has not resulted in any cash outflow. Due to the continued losses recorded at the Tantia companies in fiscal 2002 and the anticipated earnings performance in following fiscal years, no new deferred tax assets were able to be recognized, which would have reduced tax liabilities. In addition, there were differing tax rates at the Company's profitable subsidiaries.

Net Income

For the first time since the fiscal year 1997, the Group recorded a positive net income of Euro 0.3 million in fiscal 2002, compared with a net loss of Euro 10.5 million in fiscal 2001.

Assets and Financial Position

At December 31, 2002, the Company held cash and cash equivalents of Euro 18.2 million (including short-term financial investments), compared with Euro 13.7 million at December 31, 2001. The increase in cash and cash equivalents is the result of a positive cash flow from operating activities. In fiscal 2002 cash flow from operating activities amounted to Euro 6.3 million, compared with Euro 8.7 million in fiscal 2001. At December 31, 2002, shareholders' equity amounted to Euro 27.9 million (2001: Euro 28.5 million). The equity ratio at December 31, 2002, was 51.0%, compared with 56.1% in 2001.

Capital expenditure on fixed assets amounted to Euro 1.1 million in fiscal 2002 (2001: Euro 1.9 million) and Euro 0.4 million after deduction of the proceeds from disposals. Investing activities mainly relate to hardware and software for product development. As part of the modernization of the development and test data center at Beta Systems in Berlin, equipment to the value of Euro 1.1 million was purchased. Obligations arising from a capital lease entered into by the Company resulted in long-term debt of Euro 0.4 million and a current portion of long-term debt of Euro 0.4 million. An amount of Euro 0.4 million was redeemed as part of this obligation in fiscal 2002. Cash flow from investing activities decreased by Euro 0.2 million from Euro 4.3 million to Euro 4.1 million.

As in the previous year cash flow from financing activities was nearly balanced. The Group paid no dividend to shareholders in 2002 for fiscal 2001, and no dividend payment to shareholders is planned for 2003.

At December 31, 2002, receivables amounted to Euro 20.4 million (2001: Euro 21.9 million), resulting from the substantial volume of incoming orders in December. The high level of deferred income of Euro 11.8 million (2001: Euro 10.7 million) is due to invoicing in 2002 for maintenance services to be carried out in 2003.

Human Resources Development

Due mainly to the restructuring measures implemented in North America, the total number of employees decreased by 41 or 12.3% in 2002 from 334 at the end of fiscal 2001. At December 31, 2002, the Beta Systems Group employed 293 members of staff, 213 of whom were located in Germany, 55 in the rest of Europe, and 25 in North America. Around 38% of staff are employed in sales, marketing, and professional services; 45% in research, development and quality control and 17% in management and administration.

EVALUATION OF RISKS TO FUTURE DEVELOPMENT AND RISK MANAGEMENT

Operating globally in the area of software development and software distribution, Beta Systems is exposed to a number of risks that are inextricably linked to the commercial activities of the Company.

The risk management system deployed by Beta Systems is designed to exploit opportunities in the most effective manner and to enter into the concomitant risks only if a corresponding added value can be derived from the opportunity. Therefore, risk management is an integral part of the business processes and corporate decision-making at Beta Systems. The Management Board formulates fundamental risk guidelines, which are subsequently implemented by the management. The subsidiaries and business units are responsible for local risk management in accordance with the fundamental risk guidelines established for the Group.




72%
19%
9%
38%
17%
45%

Supported by a number of company-wide instruments and systems, Beta Systems is able to identify risks at an early stage, analyze these risks, and initiate appropriate steps to counteract them. The above-mentioned instruments and systems include the assessment, monitoring, and control of company processes by means of internal reporting, the management and control system, as well as a planning process that is applied consistently throughout the Company.

In addition, this system is aided by the activities of the internal review of selected business transactions of subsidiaries, which was established in 2002, and a comprehensive reporting and information mechanism to the Supervisory Board, which is responsible for monitoring and controlling the Management Board.

Finally, the risk management system currently in place is complemented by Beta Systems' Corporate Governance Principles, which were passed by the Supervisory Board of Beta Systems at the end of fiscal 2002. They constitute a system of governance for the activities and collaboration of the Management Board and the Supervisory Board, as well as the Company's public and investor relations activities. These principles are in line with national and international standards of corporate governance.

Beta Systems has insurance policies for potential claims and liability risks, and these are designed to ensure that the financial consequences of potential risk-related damages are minimized or completely averted. The scope of the aforementioned insurance policies is reviewed on a regular basis and adjusted if necessary. This has been implemented to ensure that the financial burden of risks that may arise can be eliminated to a large extent or at least be minimized. Despite the preventive measures in place, it is impossible to rule out completely a negative impact on the earnings performance of Beta Systems as a result of damages or claims by third parties.

Significant risks monitored by the risk management systems of Beta Systems

Market Risks

Global product markets are characterized by intense competition. This applies to prices, the quality of products and services, development, and time-to-market cycles, as well as customer service. Market risk is particularly high for newly developed products for Open Systems server environments in the area of Storage and Document Management under UNIX and Windows NT, where the Company is exposed to an increased level of income risk induced by the general vagaries of sales, considerable initial expenditure requirements, including market development, rollout, and penetration costs. Beta Systems is also faced with considerable price competition and pricing pressures in its respective business segments. In particular a growing trend in the software sector toward pricing methods based on usage models, as opposed to the more traditional capacity-based pricing is noticed. Furthermore, the always present danger of a sudden market collapse or declining growth rates resulting from extraordinary occurrences, as highlighted by the events of September 11, 2001, exists. Military conflict is another source of potential risk within this context.

Fluctuations, Seasonality of License Revenue

In fiscal 2002, 41% (2001: 44%) of license revenue was recorded in the fourth quarter. The maturity, volume and form of customer-specific license agreements are crucial to Beta Systems' performance. Many of the agreements cover high sales volumes, and the sales cycles of Beta Systems' products are often extremely long and, at times, difficult to predict. Recognizing this trend, project activities are accelerated and sales incentive systems improved to achieve more evenly distributed operations across the individual quarters. In terms of total revenues, the aforementioned risk is stabilized as a result of expanded maintenance activities, an area much less susceptible to seasonal fluctuations, thus recording 32% (2001: 35%) of total revenue during the fourth quarter of 2002.

External Monitoring and Supervision System
Supervisory Board
Independent Auditors
Accepted Principles of good Corporate Governace
Insurances
Risk Management System
Risk Handbook
Risk Portfolio
Risk Map
Risk Archive
Controlling
Planning
Monitoring
Steering
Information Supply
Internal Monitoring System
Internal Review of Subsidiaries
Preventive Organizational Measures
Early Warning System

Product Rights

Beta Systems has initiated a number of measures aimed at protecting its product rights. These include copyright protection, brand names and trademarks, confidentiality agreements, as well as various technical measures. However, no guarantee exists that the above-mentioned preventive measures are sufficient. Despite all the preventive steps taken by Beta Systems, third parties may succeed in copying Beta Systems' products or altering them, or obtaining information from other sources that is deemed to be the intellectual property of Beta Systems. Furthermore, judicial systems of other countries may fail to protect the proprietary rights of Beta Systems in the same manner as protection is provided in Germany.

Product Development

Beta Systems conducts thorough tests of its new products or product versions prior to market rollout. Despite these measures, products may contain errors. The process of rectifying these errors may require substantial resources. Furthermore, it cannot be ruled out that customers may initiate a claim for damages, request an exchange of the software, or demand other concessions from Beta Systems. In addition, Beta Systems has established numerous instruments to ensure that its products are rolled out on time, i.e. in accordance with deadlines. Nonetheless the supply or delivery of new products may be subject to delays. Such delays may adversely affect to the market acceptance of Beta Systems' products and the commercial development of the Company.

Human Resources Risks

Beta Systems operates in an environment of fierce competition in which companies are constantly competing to attract highly qualified staff. This applies in particular to personnel with scientific, technical or sector-specific qualifications of value for the development of innovative technologies and products. The success of the Company partially depends on the successful recruiting, integrating, and retaining of qualified staff in the future. In order to attract and retain new members of staff Beta Systems commits to maintaining close links with universities. A number of internal staff development schemes, attractive remuneration packages, and induction and integration programs for newly recruited employees are offered.



Product Concentration

In fiscal 2002, 67% (2001: 69%) of revenue was generated from three products (Beta 93, Beta 92 and Beta 91). Any factor which has an adverse effect on the pricing or the demand for these products may impact negatively on the assets, the financial position and the income of the Company. The future demand for these products, which are closely linked to IBM's OS/390 environment, largely depends on the innovative prowess and the business strategy of IBM and other major hardware and software manufacturers.

International Business Activities

Beta Systems serves customers through local subsidiaries in the pan-European arena as well as in North and South America. In consequence, the Beta Systems Group together with its subsidiaries is subject to the risks generally associated with international transactions, including currency risks. Beta Systems monitors these risks and will deploy appropriate measures if this is deemed necessary.

OUTLOOK FOR FISCAL YEAR 2003 AND SUBSEQUENT EVENTS

The management of Beta Systems is confident that the restructuring measures initiated and already implemented successfully in accordance with the "Eight Step" turnaround program will provide a solid basis for accelerated earnings in 2003. The incisive restructuring measures applied to the Storage business are expected to result in positive contributions by this business unit towards the Group's performance.

Building on this solid foundation, new targets as part of the "Go Ahead Beta" program have been set. The prime objective of this action plan is to achieve organic growth by mobilizing own resources, complemented by targeted investments aimed at enhancing the technological expertise and strengthening the product portfolio and customer base. All investment-related decisions will be based on clearly defined internal and external performance criteria. Drawing on Beta Systems' commercial experience the Management Board will only seek business development within the current business segments and within the established core competencies. Rapid returns and manageable integration costs are key prerequisites in pursuing sustainable profitability and shareholder value for the Company.

The takeover of the operational business of SYSTOR Security Solutions GmbH, Cologne at the beginning of 2003 represents the first step in this program. The agreement covers the acquisition of all product rights of the Security Administration Manager (SAM) product line, the acquisition of customer and service contracts, as well as the integration of approximately 80 employees in the areas of development, sales, and services at company locations in Cologne and Washington D.C. (USA). SAM is used by a number of large-scale enterprises in Germany, Europe and North America for central and cross-system administration of user rights. The management of Beta Systems expects rapid synergy effects from the planned consolidation of management and sales activities.

Operating activities of SYSTOR Security Solutions GmbH recorded slightly profitable results in fiscal 2002. Beta Systems Software AG expects to derive additional revenues of approximately Euro 10 million from this investment in fiscal 2003, largely covered by existing maintenance and service contracts. In addition to the purchase price of slightly over Euro 1 million, management anticipates integration costs of approximately Euro 1 million during the first half of 2003, which can be financed from current cash flow.

Also as a result of the acquisition, a significant increase in revenues to over 50 million Euro for fiscal 2003 is expected and a further and sustainable improvement of the income before tax. In view of the current political and economic uncertainties, a long-term outlook on revenue performance is possible only with limits. The management of Beta Systems will control business expenditures closely in line with the level of incoming orders during the year, in order to further improve the Company's earnings performance.

Berlin, March 2003

The Management Board

This Report contains forward-looking statements based on underlying assumptions and estimates by the management of Beta Systems Software AG. Although it is deemed that these forward-looking statements are realistic, there can be no assurance that the expectations, beliefs or projections are correct, will materialize or be achieved or accomplished. The forward-looking statements and assumptions contained herein may be subject to risks or uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Factors that could cause actual results to differ materially from those discussed in forward-looking statements are, among others, changes in economic conditions and the business-related environment, changes in exchange rates and interest rates, introduction of competing products, lack of demand for or interest in new products or services, as well as changes with regard to the company's strategy. Beta Systems disclaims any obligation to update any forward-looking statements to reflect subsequent events or circumstances.





REPORT BY THE SUPERVISORY BOARD

The Supervisory Board discharged its duties under legal regulations and the Company's bylaws. The Management Board provided detailed information on the position and business development of Beta Systems Software AG at five joint Supervisory Board meetings held during the year.

At the beginning of the year, the Supervisory Board's activities focused primarily on reacting to the takeover bid put forward by Deutsche Balaton AG, Heidelberg and the associated measures.

Another key issue addressed during the fiscal year 2002 was the development of the Storage Management business unit and the associated results of operations of the subsidiary Tantia Technologies, Inc. In this respect the Supervisory Board was informed by the Management Board on a regular basis on the progress of the action plan negotiated in mid-2002 and implemented by the end of the fiscal year.

The Management Board presented and explained its documented corporate plans and budgets for the fiscal years 2003 to 2007, as well as product and market strategies. In addition, the Supervisory Board received detailed reports on the progress and results of the "Eight Step" turnaround program aimed at restructuring Beta Systems Software AG. Furthermore, the Management Board furnished the Supervisory Board with thorough written and verbal reports on key issues relating to the Company's management policies.

In the interest of the best possible level of transparency for shareholders with regard to the Company's performance, the Supervisory Board decided in favor of listing the Company in the Prime Standard segment of the Deutsche Börse, the German stock exchange. Based on this decision and in accordance with legal requirements the Management Board and the Supervisory Board developed their own binding Corporate Governance Principles for Beta Systems AG. The implementation of these principles is the responsibility of the Management Board. The required statutory declarations were issued in 2002 and are published in this annual report.

The accounting records, financial statements, and the management report of Beta Systems Software AG for the fiscal year 2002 were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, and were granted an unqualified audit opinion. In its meeting of March 17, 2003, the Supervisory Board, in the presence of the auditor, confirmed the results of the audit. Having concluded its final examination, the Supervisory Board raises no objections to the financial statements and management report.

The Supervisory Board approves the financial statements prepared by the Management Board. The financial statements are thereby adopted.

The consolidated financial statements were prepared by the Management Board in accordance with United States Generally Accepted Accounting Principles (US GAAP) and were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin. The consolidated financial statements and the auditor's report were explained in depth and presented to the Supervisory Board.

The Supervisory Board expresses its gratitude to the Management Board and to all employees of Beta Systems AG for their commitment during the course of the fiscal year 2002.

Berlin, March 2003

Harald J. Joos
(Chairman)

INDEPENDENT AUDITOR'S REPORT (TRANSLATION)

We have audited the consolidated financial statements, comprising the consolidated balance sheets, the related consolidated statements of operations, shareholders' equity, and cash flows as well as the notes to the consolidated financial statements prepared by Beta Systems Software Aktiengesellschaft, Berlin for the business year from January 1, 2002 to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit.

The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1, 2002 to December 31, 2002, has not led to any reservations. In our opinion the group management report in sum provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, 2002 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Berlin, March 5, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr Schindler	Geisler
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31, (EUR in thousands, except per share data)	2001	2002
Revenues:		
• Product licenses	20,702	19,496
• Maintenance	21,388	22,790
• Service	2,890	2,826
Total revenues	[illegible]	[illegible]
Cost of revenues:		
• Product licenses	6,360	1,911
• Maintenance	5,542	5,460
• Service	1,961	2,544
Total cost of revenues	[illegible]	[illegible]
Gross profit	[illegible]	[illegible]
Operating expenses:		
• Selling	16,730	17,187
• General and administrative	10,592	9,609
• Research and development	6,586	7,726
• Amortization of intangible assets	3,702	302
• Severance payments and other restructuring charges	830	247
• Non-recurring items	4	0
Total Operating expenses	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Other income (expense)	(524)	1,544
Interest income	630	627
Income (loss) before income taxes and minority interest	[illegible]	[illegible]
Income tax expense	3,360	1,981
Minority interest in earnings of subsidiaries	(76)	0
Net income (loss)	[illegible]	[illegible]
Net income (loss) per ordinary share		
○ Basic	[illegible]	[illegible]
○ Diluted	[illegible]	[illegible]
Weighted average number of shares used to compute net income (loss) per ordinary share		
○ Basic	[illegible]	[illegible]
○ Diluted	[illegible]	[illegible]

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) YEARS ENDED DECEMBER, 2001 AND 2002

(EUR in thousands, except share data)	**Ordinary Shares**		**Capital**	**Unearned**
	Number of Shares Issued	**Nominal Amount**	**in Excess of Par Value**	**Deferred Compensation**
Issuance of ordinary shares	4,371	11	36	-
Net loss		-	-	--
Other comprehensive income, net of tax effect				
• Unrealized gain on investment securities		-	-	-
• Currency translation adjustments		-	-	-
Other comprehensive income		-	-	--
Comprehensive loss		-	-	-
Compensation related to stock options vesting		-	57	392
Issuance of ordinary shares			(89)	-
Net income	-	-	-	-
Other comprehensive expenses, net of tax effect				
• Unrealized loss on investment securities	-	-	-	-
• Currency translation adjustments	-	-	-	-
Other comprehensive expenses	-	-	-	-
Comprehensive loss	-	-	-	-
Compensation related to stock options vesting	-	-		274

See accompanying Notes to the Consolidated Financial Statements

Accumulated Other Comprehensive Income	Accumulated Deficit	Comprehensive Loss	Treasury Stock Number of Shares	Treasury Stock Amount, at Cost	Total Shareholders' Equity
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
-	-		(47,828)	(164)	(117)
-	(10,505)	(10,505)	-	-	(10,505)
-	-	28	-	-	-
-	-	107	-	-	-
135	-	135	-	-	135
-	-	(10,370)	-	-	-
-	-		-	-	449
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
-	-		-	-	(89)
-	316	316	-	-	316
-	-	(201)	-	-	-
-	-	(927)	-	-	-
(1,128)	-	(1,128)	-	-	(1,128)
-	-	(812)	-	-	-
-	-		-	-	274
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]

CONSOLIDATED BALANCE SHEETS

At December 31, (EUR in thousands, except share data)	2001	2002
Current assets:		
• Cash and cash equivalents	13,658	15,740
• Short-term bank deposits	0	2,500
• Marketable securities available for sale, at fair value	1,342	842
• Accounts receivable, less allowances:		
- 2001 EUR 841; 2002 EUR 650	21,863	20,384
• Prepaid expenses and deferred charges	554	590
• Deferred income taxes	738	676
• Other current assets	3,153	1,237
[illegible]	[illegible]	[illegible]
• Property and equipment, net	2,899	3,252
• Goodwill and other intangibles, net	339	0
• Capitalized software development costs, net	3,205	2,888
• Deferred income taxes	514	2,673
• Other assets	2,551	3,897
[illegible]	[illegible]	[illegible]
Current liabilities:		
• Current instalments of obligations under capital leases	0	384
• Accounts payable	1,142	1,052
• Deferred revenue	10,698	11,766
• Income taxes payable	379	279
• Deferred income taxes	854	1,452
• Accrued expenses and other current liabilities	7,937	7,049
[illegible]	[illegible]	[illegible]
Long-term debt	63	54
Obligations under capital leases, excluding current instalments	0	376
Pension obligation	794	821
Deferred income taxes	558	3,570
[illegible]	[illegible]	[illegible]
Minority interest	(112)	0
Shareholders' equity		
• Ordinary shares, EUR 2.56 imputed nominal value, 2001: 3,974,931 shares issued and 3,914,626 shares outstanding; 2002: 3,974,931 shares issued and 3,914,626 shares outstanding	10,162	10,162
• Capital in excess of par value	38,716	38,627
• Unearned deferred compensation	(871)	(597)
• Accumulated deficit	(21,445)	(21,129)
• Accumulated other comprehensive income	2,360	1,232
• Less treasury stock at cost: 60,305 shares in 2001 and 2002	(419)	(419)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Year ended December 31, (EUR in thousands)	2001	2002
Operating activities		
• Net income (loss)	(10,505)	316
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
• Depreciation and amortization	10,758	3,161
• Gain on sale of equipment	(95)	(640)
• Loss on sale of investment securities	1,460	299
• Deferred compensation	392	274
• Deferred taxes	1,827	1,513
• Foreign currency losses	(177)	(745)
• Minority interest	(112)	0
• Changes in assets and liabilities, net of amounts acquired:		
- Decrease (increase) in accounts receivable	(3,706)	1,479
- Decrease in accounts payable	(84)	(90)
- Increase in deferred revenue	5,897	1,068
- Change in other assets and liabilities including current tax	3,030	(384)
[illegible]	[illegible]	[illegible]
Investing activities		
• Investment in short-term bank deposits	0	(2,500)
• Purchases of property and equipment	(1,886)	(1095)
• Proceeds from sales of property and equipment	60	658
• Capitalization of software development costs	(1,045)	(1,119)
• Cash paid for acquisitions and purchase of marketable securities, net	(1,460)	0
[illegible]	[illegible]	[illegible]
Financing activities		
• Payment of short-term debt	(12)	0
• Proceeds from issuance of ordinary shares, net of cost	104	0
• Repurchase of shares in subsidiaries	(164)	(20)
• Proceeds from issuance of long-term debt	63	(9)
[illegible]	[illegible]	[illegible]
Effect of exchange rate changes on cash	(86)	(84)
Increase in cash and cash equivalents	4,345	2,166
Cash and cash equivalents at beginning of year	9,399	13,658
[illegible]	[illegible]	[illegible]
Supplementary cash flow disclosures:		
• Cash paid for taxes	1,714	1,824
• Cash paid for interest	39	21
• Acquisition of equipment through capital lease obligation	0	1,119

See accompanying Notes to the Consolidated financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Principles of Consolidation

All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

Foreign Currencies

The balance sheets of foreign subsidiaries have been translated to EURO on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period. Cumulative translation adjustments are reported as a separate component of accumulated other comprehensive income. Foreign currency transaction losses included in the statements of operations amount to EUR 177 and EUR 529 in 2001 and 2002, respectively.

Revenue Recognition

Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value.

Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed.

In addition to the existing standard software product range the Company also offers to meet the demand for individually customized software solutions. Revenues from these construction contracts are recognized according to the efforts-expended-method, a percentage-of-completion method requiring the following criteria be satisfied for revenue recognition: rights and responsibilities must be clearly defined in the contract, pre-project calculation of costs and revenues must be possible, the final profitability of the project must be able to be determined reliably and objectively, i.e. further projected costs and revenues must equally be able to be estimated accurately, risks may not hinder the ability to deliver the contract (e.g. credit risks, legal considerations), and payment by the customer must be probable.

Research and Development and Capitalized Software Development Costs

Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers.

Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred advertising costs of EUR 465 and EUR 578 in 2001 and 2002, respectively.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

Property and Equipment

Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line method over the assets' useful lives as follows: building improvements - 5 to 10 years; computer equipment - 3 to 5 years; facilities and office equipment - 3 to 10 years.

Goodwill and Other Intangible Assets

Intangible assets including goodwill are valued at acquisition cost. At each reporting date the Company assesses the recoverability of its goodwill based upon projected future cash flows.

Other Assets

Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value. In addition, other assets include tax receivables.

Marketable Equity Securities

In accordance with SFAS No. 115 the Company has classified these securities as "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

Fair Value of Financial Instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The fair value of long-term debt does not vary materially from its carrying value. The carrying value of other financial instruments approximates their fair value because of the short maturity of such instruments.

Stock Option Plan

The Company accounts for its stock incentive plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Income (Loss) Per Share

Basic net income (loss) per ordinary share has been calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities.

The effect of stock options in 2001 was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for prior years to conform to the 2002 presentation.

2. RESTRUCTURING OF THE STORAGE MANAGEMENT BUSINESS SEGMENT

Continued weak performance in the storage management business area gave rise to the decision by the board of directors in July 2002 to scale down the American and Canadian storage business activities to customer maintenance and development in respect of existing product portfolio only, with the aim of reaching profitability in this segment in the future. The adopted measures were implemented during the second half of the year:
The Tantia Technologies, Inc. sales location in Boulder was closed at the end of December 2002, the activities of this unit are since administered by Beta Systems Software, Inc. in Atlanta. Four employees transferred to the Atlanta subsidiary as a result. In addition, staff levels were reduced at the development location in Calgary, Canada. The Company recorded provisions for restructuring costs in the amount of EUR 638 under operating expenses in respect of these measures in 2002; of these EUR 252 remain payable as at 31 December, 2002.

Restructuring costs included in operating expenses for the business segment Storage Management:

At December 31, (EUR in thousands)	2002
Selling Costs	34
General and Administrative Expenses	53
Research and Development Expenses	197
Maintenance Costs	107
Other Restructuring Costs	247

Staff levels were decreased in the Storage Management Business segment from 67 employees to 23 employees at year-end. 23 employees were discharged from Research and Development, 3 from Marketing, 8 from Customer Support, 5 from Documentation and Training, and 5 from Administration. In addition, 8 employee contracts will be terminated in 2003. EUR 606 of the above costs were in respect of restructuring costs relating to the reduction of staff, while EUR 32 were expended for cancellation of the Boulder office lease commitments. Further material costs were not incurred.

Development of the accrued liabilities for staff restructuring costs during 2002:

At December 31, (EUR in thousands)	2002
Development of the Accrual	
Total Accrual established during the Year	997
Use of Accrual	(386)
Reversal	(359)

The restructuring measures will be completed in the first quarter 2003.

3. MARKETABLE SECURITIES AVAILABLE FOR SALE

At December 31, (EUR in thousands)	2001	2002
Telekom Shares, at Cost	1,270	971
Other, at Cost	1	1
Unrealized Gains (Losses)	71	(130)

(EUR in thousands, except per share amounts)

4. ROLL-FORWARD OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

At December 31, (EUR in thousands)	2001	2002
Beginning Balance	697	841
• Provision	377	177
• Charge-off	(233)	(368)

5. OTHER CURRENT ASSETS

At December 31, (EUR in thousands)	2001	2002
Tax Receivables	1,907	947
Receivable due from Pension Fund	511	0
Work in Progress	0	119
Other	735	171

Tax Receivables

An amount of EUR 525 was recognized for taxes withheld on income of investments. Additionally the Company is subject to withholding tax in various South American countries, EUR 192 expended being an allowable deduction from income taxes. Based on a lower income tax, prepayments of EUR 211 were recognized as receivables due from the tax authorities.

Work in Progress

Work in progress on long-term construction contracts is stated at production cost, excluding administration, selling and interest expenses. Sales and contract revenue are recognized according to the percentage-of-completion method.

6. PROPERTY AND EQUIPMENT

At December 31, (EUR in thousands)	2001	2002
Acquisition Costs:		
• Leasehold Improvements	1,051	1,033
• Computer Equipment	6,118	6,869
• Facilities and Office Equipment	1,187	1,360
Accumulated Depreciation	5,457	6,010

Depreciation expenses charged to the statements of operations amounted to EUR 1,318 and EUR 1,639 in 2001 and 2002, respectively.

(EUR in thousands, except per share amounts)

7. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, (EUR in thousands)	2001	2002
Capitalized Amounts:		
• License Rights	435	435
• Goodwill	6,739	6,689
Accumulated Amortization	6,835	7,124

8. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Pursuant to FAS 86, the Company evaluated the recoverability of the capitalized software costs, which resulted in a write down of EUR 2,648 and EUR 286 in 2001 and 2002, respectively.

Amortization expense related to capitalized software costs amounted to EUR 5,737 and EUR 1,220 in 2001 and 2002, respectively.

9. OTHER NON-CURRENT ASSETS

At December 31, (EUR in thousands)	2001	2002
Long-term Receivables from unbilled Invoices	1,020	2,677
Receivables due from ASG	1,055	777
Other	476	443

The Company has long-term receivables from unbilled invoices. Invoices for EUR 1,422, EUR 725 and EUR 530 will be issued in 2004, 2005 and 2006, respectively.

Effective January 17, 2000, pursuant to an Asset Purchase Agreement dated December 3, 1999 by and between the Company and Allen Systems Group, Inc. ("ASG"), the Company sold to ASG all of the assets comprising the Workload Products Business, and all products, rights or modules associated with these products, representing substantially all of the Company's operations in the United States at the time.

The purchase price is paid to the Company in the form of a 30% contingent royalty on all revenues associated with the Company's products until such time as the purchase price is paid in full. Sales proceeds relating to the agreement are recognized under the instalment method of accounting. To date EUR 3,298 has been recognized.

The net assets sold are being deferred and expensed as royalty payments become due. The remaining balance at 31 December 2001 and 2002 amounted to EUR 777 and EUR 1,055, respectively.

(EUR in thousands, except per share amounts)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, (EUR in thousands)	2001	2002
Other Taxes and Social Security Payables	2,710	2,682
Accured Payroll and Travel Expenses	2,682	3,382
Earn-out due relating to Acquisition of Beta Canada	1,321	0
Other Accrued Liabilities	1,224	985
	[illegible]	[illegible]

11. INCOME TAXES

Income (loss) before income taxes is attributable to the following geographic locations:

At December 31, (EUR in thousands)	2001	2002
Germany	3,425	3,992
Non-German	(10,646)	(1,695
	[illegible]	[illegible]

The provision for income taxes is attributable as follows:

At December 31, (EUR in thousands)	2001	2002
Current tax:		
• Germany	767	79
• Non-German	620	717
	[illegible]	[illegible]
Deferred tax:		
• Germany	1,622	1,536
• Non-German	351	(351)
	[illegible]	[illegible]
	[illegible]	[illegible]

With effect from 2001 the corporate tax in Germany was reduced from 40% on undistributed earnings and 30% on distributed earnings to a uniform rate of 25% plus a surcharge of 5.5%. For the year 2003, the corporate tax rate has been increased to 26%. Thus temporary differences for the period after December 31, 2000 but ending on or before December 31, 2003 have been calculated at this increased tax rate.

A reconciliation of income taxes determined using the German federal statutory rate of 26.38% (2001: 26.38%, 2003: 27.43%) plus the after federal tax benefit rate for trade taxes of 17.01% (2001: 17.29%, 2003: 17.01%) for a combined statutory rate of 38.90% (39.11% for 2001, 39.78% for 2003) is as follows:

At December 31, (EUR in thousands)	2001	2002
Expected Credit for Income Taxes	(2,824)	914
Foreign Tax Rate Differential	(71)	3
Non-deductible Expenses,		
including Goodwill	2,275	1,384
Change in Valuation Allowance	3,236	142
Effect of Change in Income Tax Rate	19	359
Result of Tax Audit relating to Prior Years, and Other Timing Differences	684	(881)
Other	41	60

Deferred income tax assets and liabilities are summarized as follows:

At December 31, (EUR in thousands)	2001	2002
Deferred Tax Assets relating to:		
• Deferred Revenue	323	332
• Net Operating Loss Carry-Forward	4,927	7,229
• Accounts Receivable	473	122
• Pension Liabilities	110	110
• Unrealized Foreign Currency Losses	0	218
• Other Assets	(58)	3
Valuation Allowance	(4,523)	(4,665)
Deferred Tax Liabilities relating to:		
• Capitalized Software Development Costs	558	624
• Deferred Revenue	285	584
• Current Liabilities	450	732
• Unrealized Foreign Currency Gains	119	0
• Other Liabilities	0	3,082

Deferred tax assets and liabilities are reflected in the consolidated balance sheets as follows:

At December 31, (EUR in thousands)	2001	2002
Deferred Tax Assets:		
• Current	738	676
• Non-Current	514	2,673
Deferred Tax Liabilities:		
• Current	854	1,452
• Non-Current	558	3,570

(EUR in thousands, except per share amounts)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible.

A deferred tax valuation allowance was established at December 31, 2000 for the Canadian NOLs, and in 2001 for the NOL's of Tantia USA, both in order to adjust the valuations to net carrying amounts that the Company believes are more likely than not to be recovered in the future. At December 31, 2002, the Company had net operating loss carry-forwards of EUR 11,940 in the German and American entities. While the German NOLs do not expire, the American carry-forwards expire in 2021.

Based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 2002.

Deferred tax liabilities have not been recognized on unremitted earnings of non-German subsidiaries intended to be indefinitely reinvested. Such earnings may become taxable under certain circumstances, such as dissolution or sale of such subsidiary. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

12. EMPLOYEE BENEFIT PLANS

The Company provides limited defined benefit pension benefits to certain of its former employees. The benefits are based upon years of service and salary earned.

Although the Company is not required under German law to maintain separate plan assets, the Company maintains two insurance policies to cover its pension obligations. The cash surrender value of these policies is included in other assets.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations follows:

At December, 31	2001	2002
Discount Rate	6.00%	5.75%
Long-term Rate of Increase in Remuneration	6.12%	4.50%

A reconciliation of the beginning and ending balances of the benefit obligation and a summary of the net periodic pension cost included in the statement of operations follows:

At December, 31(EUR in thousands)	2001	2002
Benefit Obligation at the Beginning of the Year:	1,306	794
Periodic Pension Cost:		
• Service Cost: Present Value of Benefits earned during the Year	9	0
• Interest Cost on Projected Benefit Obligation	78	34
• Amortization of Transition Obligation and Prior Service Cost	36	(7)
○ Total Net Periodic Pension Cost	123	27
Settlement	635	0
Pension Obligation at the End of the Year	794	821

(EUR in thousands, except per share amounts)

In 2001, the Company reached a settlement with two plan participants agreeing to make a lump-sum cash payment to these two participants in exchange for their rights to receive pension benefits.

No gain or loss resulted from the settlement of the pension obligation. The Company also operates a defined contribution plan at its subsidiary in United Kingdom, to which the Company makes discretionary contributions.

13. LONG-TERM DEBT

Long-term debts include convertible bonds of EUR 54 (EUR 58 in 2001). The bonds which are convertible into 291,440 ordinary shares (235,400 in 2001), bear interest at 4.5% and are due in 2006. The applicable exercising conditions are described under point 14. Stock Option Plans, below.

A furhther EUR 98 (2001: EUR 165) in respect of short-term convertible bonds are included in other liabilities.

14. STOCK OPTION PLANS

On February 10, 1997, the Company adopted a stock incentive plan (the "Plan") for its employees and members of its Management Board. A grant under the Plan consists of a convertible bond and, for non-management employees, a corresponding non-recourse loan secured solely by the bond with respect to which it was made. Bonds convertible into a total of 400,000 Ordinary Shares are authorized for issuance under the Plan. The grant recipients and the terms of the awards under the Plan are determined by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company.

On February 10, 1997, the Supervisory Board of the Company authorized the grant of bonds under the Plan which if converted would result in the issuance of 196,640 Common Shares at a weighted average exercise price of EUR 21.73 per share (first tranche). The Bonds were granted on June 25, 1997. In June 1998, a second tranche of bonds were granted which if converted would result in the issuance of 196,640 Ordinary Shares at a weighted average exercise price of EUR 27.61 per share. Bonds granted to date generally are exercisable over a five-year period beginning in 1998 (first tranche) and 1999 (second tranche) during the two-week period following the annual Shareholders' meeting. In July 2002, the first tranche expired without exercise. Accordingly, the bonds and related non-recourse loans were redeemed.

The Company adopted two further stock incentive plans (the "Plan") for its employees and members of its Management Board in the third quarters of 2000 and 2001. A grant under the Plan consists of a convertible bond and, for employees, a corresponding non-recourse loan secured solely by the bond with respect to which it was made. Bonds convertible into a total of 130,000 Ordinary Shares (2001: 130,000) are authorized for issuance under the Plan. The bond recipients and the terms of the awards under the Plan are determined by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company.

Under the plan, options vest after three years and may only be exercised if the Company's stock price has increased by 50% from the date of grant and 10% over the most recent year up to the date of the exercise. To date 534 and 532 options of the plan 2000 and 2001, respectively (2001: 594 and 547), convertible to 200 shares have been granted at an exercise price of EUR 8.22 and EUR 2.98, respectively.

On July 14, 2000, the Company adopted an Employee Share Acquisition Plan for its employees in Germany and Europe, excluding employees from country manager level upwards. Aggregate share volume consists of 200,000 shares from authorized capital, which are to be offered to employees in a series of annual tranches over the next 5 years. For the first tranche, eligible employees could purchase, subject to respective terms and taxation conditions shares of fair value of EUR 307 at a purchase price of EUR 153. For the second tranche, 11 eligible employees elected to subscribe to 4,371 shares at a purchase price of EUR 2.70 per share (30% discount). The discount was awarded on the basis of the market price of EUR 3.85 per share at close of business on September 7, 2001.

A summary of the status of the Company's stock options (except the stock options of Tantia) as of December 31, 2001 and 2002, and changes during the years ended on those dates is presented below:

(EUR in thousands, except per share amounts)

At December, 31	2001		2002	
	Shares	Weighted Average Exercise Price in EUR	Shares	Weighted Average Exercise Price in EUR
Options Outstanding at the Beginning of the Year	298,324	15.66	359,436	12.87
• Granted	123,371	3.38	0	0
• Cancelled	(57,888)	21.10	(67,996)	18.70
• Exercised	(4,371)	2.70	0	0
Options Outstanding at the end of the Year	359,436	10.99	291,440	11.51
Options Exercisable at the End of the Year	0		0	
Weighted Average Fair Value per Option Granted during the Year	EUR 0.63		EUR 0.53	

Following the launch of Tantia Technologies, Inc. at the beginning of the second quarter of 2000, the Company adopted the Tantia Technologies, Inc. 2000 Stock Option Plan (the "Plan") for its employees and members of the Management Boards of Beta entities world-wide on 11 May, 2000. 2,500,000 options to purchase Common Stock were authorized to be awarded under the Plan, 985,000 of which to recipients in Europe.

The awards of the options were allocated by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company.

As of December 31, 2002 a total of 855,850 and 890,974 options were issued to recipients in America and Europe respectively, at an exercise price of US$ 1.00 per option. The options vest after three years, and expire upon termination of employment with the Company or any Beta-subsidiary during the vesting period.

As of December 31, 2002, 48,750 options granted under this plan were exercised and subsequently repurchased by the Company.

A summary of Tantia's stock options as at December 31, 2002 follows:

At December, 31	2001		2002	
	Shares	Weighted Average Exercise Price in USD	Shares	Weighted Average Exercise Price in USD
Options Outstanding at the Beginning of the Year	1.977,923	0.99	2,250,288	1.00
• Granted	798,621	1.00	119,000	1.00
• Cancelled	(477,506)	0.99	(622,464)	0.99
• Exercised	(48,750)	0.01	-	-
Options Outstanding at the End of the Year	2,250,288	1.00	1,746,824	[illegible]
Options Exercisable at the End of the Year	750,096		582,275	
Weighted Average Fair Value per Option Granted during the Year	USD 0.36		USD 0.36	

(EUR in thousands, except per share amounts)

In connection with grants of the options, the Company has recognized unearned deferred compensation expenses of EUR 597 in accordance with APB No. 25. This amount is being amortized over the vesting period.

EUR 170 was amortized for each of the years ended December 31, 2001 and 2002 in respect of the second tranche of the 1997 stock options plan.

In respect of the Tantia stock options plan, compensation expenses of EUR 222 and EUR 106 were booked in 2001 and 2002, respectively.

The aggregate fair value of options granted in Germany in 2001 was EUR 58, using the Black Scholes options-pricing model with the following assumptions: *expected volatility of 35% in 2001, expected dividend yield 0%, risk-*free interest rate 3,5%, and expected life 5 years. The Company estimates the fair value of the award at the grant date based on an expected forfeiture rate of 18% per year.

The aggregate fair value of options granted by Tantia in 2001 was EUR 116, with expected volatility of 50%, expected dividend yield 0%, risk-free interest rate 6.4%, expected life 4 years.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net *loss would have been as follows:*

At December, 31 (EUR in thousands, except per Share Amounts)	2001	2002
Net Income (Loss)		
• As Reported	(10,505)	316
• Pro Forma	(10,561)	229
• Tax Effect	22	34
	[illegible]	[illegible]
Net Income (Loss) per Share		
• As Reported	(2.66)	0.08
• Pro Forma	(2.67)	0.08

15. INCOME (LOSS) PER SHARE

Basic income (loss) per share is calculated by dividing net income (loss) by the average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing the net income (loss) by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options are exercised at the beginning of the period and the proceeds used to purchase shares at the average market price for the period.

The following is a reconciliation from basic income (loss) per share to diluted income (loss) per share from continuing operations :

At December, 31 (EUR in thousands, except per Share Amounts)	2001	2002
Net Operating Income (Loss)	[illegible]	[illegible]
Average Number of Shares Outstanding	3,947,122	3,914,626
Effect of Dilution: Options	0	44,789
	[illegible]	[illegible]
Net Income (Loss) per Share		
• Basic	(2.66)	0.08
• Diluted	(2.66)	0.08

(EUR in thousands, except per share amounts)

16. MINORITY INTERESTS IN SUBSIDIARIES

No minority interests are further held in Tantia Technologies, Inc..

At December 31, (EUR in thousands)	2001	2002
Beginning Balance	0	(112)
Investment in Shares of Subsidiary	(36)	0
Minority Interest in Net Loss	(76)	(17)
Repurchase of Shares	0	129
Minority Interests in Subsidiaries	(112)	0

17. SHAREHOLDERS' EQUITY

On June 7, 1998, the Company's share capital was increased from EUR 4,602 to EUR 9,203 by means of conversion. After this conversion the share capital is increased by 1.800.000 Ordinary Shares (two-for-one stock split).

In 1998, of the first tranche of the 1997 plan, stock options have been converted into 38,492 shares and accordingly, the number of Ordinary Shares outstanding was increased from 3,600,000 to 3,638,492 shares.

As a result of the conversion of the convertible bonds in connection with the Harbor acquisition, on May 5, 1999 the Company's share capital was increased from EUR 9,301 to EUR 10,132 by entry in the German Commercial Register. Due to restrictions in the United States on the resale of shares not registered with the SEC, the Company bought back 12,477 ordinary shares originally issued in respect of the acquisition in 1999 at a price of EUR 20.45 per share, as stipulated in the purchase and sale agreement.

On May 31, 1999 the Company's shareholders approved to increase the authorized capital (Genehmigtes Kapital) to EUR 1,432. In addition EUR 767 were reserved at December 31, 1999 for issuance of further stock options (Conditional capital, Bedingtes Kapital).

As a result of the employee share acquisition plan, authorized capital was increased on 5 December, 2000 and on December 15, 2001 by EUR 19 and by EUR 11, respectively.

The company is authorized according to § 71 paragraph 1 no. 8 of German Stock Corporation Act (AktG) to purchase it's own shares to a total value of 10% of the nominal amount of ordinary shares. The authorization to purchase own shares expired on November 23, 2002. In 2001, 47,828 shares were repurchased at an average value of EURO 3.43 per share. The shares are allocated as treasury stock in equity.

Under German commercial law (Handelsgesetzbuch), the amount of dividends of Beta Systems Software AG available for distribution to its shareholders is based upon the retained earnings of Beta Systems Software AG (the German parent company) as reported in its balance sheet determined in accordance with the German commercial code. At December 31, 2001 Beta Systems Software AG had no retained earnings (Bilanzgewinn und andere Gewinnrücklagen) available for distribution as dividends. Such amount, however, only represents the permissible dividend distributions under German law and is not intended to be distributed by the Company.

18. DISTRIBUTION AGREEMENTS

In August 1998, Beta Systems acquired the exclusive rights to the source code of an automated tape library manager from Diacom Software LLC ("Diacom"), Ashland, Oregon, a United-States based developer of data center automation software. The purchase price - US$ 2,250 (EUR 1,989) - was capitalized as software development costs at the date of acquisition. As of December 31, 2001, the purchase price was paid in full.
In 2001, the Company recorded an impairment charge in the amount of EUR 509.

The Company is committed to paying Diacom royalty fees in the amount of 25% of all related licensing and maintenance revenues, up to a maximum royalty amount of US$ 7,750. Royalty fees are being expensed by the Company as incurred.

In March 2002, the Company sold its product range Beta 55 to GFS Software Europa Corporativa, S.L., Madrid (Spain). A net gain of EUR 639 was realized and recorded in other income.

In February 2001 the Company entered into a software distributor licensing agreement with AK-Industrieinformatik GmbH, Würzburg (Germany). The Company acquired non-exclusive distribution rights of AKI's UNISPOOL product exclusively for the territories Germany, Austria and Switzerland. The income from royalties are contingent on revenues and may be increased from currently 30% up to a maximum of 40%. In March 2001, the Company acquired non-exclusive distribution rights for UNISPOOL for Europe excluding Germany, Austria and Switzerland through a software distributor licensing agreement with Holland House B.V., Brakel (The Netherlands). Royalty payments will amount to 50% of revenues. UNISPOOL is a solution for management and control of complex print infrastructures within heterogeneous and distributed environments. The main functionalities are print management, print file handling, print file transfer, distributing and printing. In 2001 and 2002, EUR 48 and EUR 13 were expended as royalties with the UNISPOOL product.

Pursuant to a Distribution Agreement dated January 2002, the Company and SBB Software GmbH, Wolfsgraben (Austria) established mutual non-exclusive distribution rights for the Company's products: Beta 93 Unix, 93 EDF, 93 EMF and 93 ADF, and SBB's product: UC4. UC4 is a job scheduling and event automation application for enterprise-wide scheduling, controlling and monitoring processes and events. It is designed for heterogeneous IT systems and can be deployed across all platforms. SBB offers Beta 93 Unix and UC4 in Austria, Switzerland, Germany, UK, North America, South Africa and Japan, and the Company distributes the products in Europe, except in Austria. Royalty payments are set at 50% and 70% of licence and maintenance sales, respectively. The revenue recognized in 2002 amounted to EUR 231.

Furthermore, the Company acquired non-exclusive distribution rights for Beta 55 (which the Company sold in March 2002), GFS/AFM Advanced File Manager and GFS/Stack Dynamic Stack from GFS Software Europa Corporativo, S.L., Madrid (Spain). GFS/Stack offers a dynamic way of applying multi-file / multi-volume to OS/390 generated files, as well as significant tape mount reduction. GFS/AFM ensures protection of magnetic tape / cartridge data. The distribution rights extend worldwide, except for Brazil. Revenues of EUR 981 were realized in 2002.

19. OPERATING LEASE AND CAPITAL LEASE COMMITMENTS

The total rentals under operating leases, principally for office facilities, data processing and other equipment, expensed in the statements of operations amounted to EUR 1,265 and EUR 2,936 in the years ended December 31, 2001 and 2002, respectively.

In January 2002, the Company acquired a data center through a 3-year leasing obligation arrangement.

Pursuant to FAS 13, the Company has capitalized the net present value of the leasing payments, accordingly recording the same amount as long-term debt. The leasing arrangement is subject to interest at an average of 6%. As at December 31, 2002, EUR 760 were allocated as long-term debt, including a current portion of EUR 384. Amortization in respect of the capitalized assets, as included in the depreciation costs, amounted to EUR 371 in 2002.

(EUR in thousands, except per share amounts)

Future minimum lease payments under operating and capital leases at December 31, 2002 are as follows:

At December, 31, 2002 (EUR in thousands)	Operating Leases	Capital Leases
Years ending December, 31,		
• 2003	3,326	408
• 2004	3,447	386
• 2005	3,104	-
• 2006	2,872	-
• 2007	2,807	-
• Thereafter	6,968	-
Total Minimum Operating and Capital Lease Payments	22,524	794
Less: Amount representing Interest		34
Present Value of Capital Lease Payments		760
Current Portion		384
Long-Term Portion		376

20. SEGMENT INFORMATION

All segments derive revenues from sales of product licenses as well as maintenance and consulting services. The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation. Additionally, entities in Germany and Canada engage in research and development activities.

At December 31, 2001 (EUR in thousands)	Storage Management	Data Center Management	Document Management	Total
Revenues from Customers	5,721	23,035	16,224	44,980
Intersegment Revenues	1,186	4,776	3,363	9,325
	6,907	27,811	19,587	54,305
Interest Income	80	323	227	630
Amortization and Depreciation	8,103	413	1,491	10,007
Segment Income (Loss) before Taxes	(8,637)	4,565	451	(3,621)
Capital Expenditures	962	810	571	2,343
Segment Assets	14,405	35,644	25,151	75,200

At December 31, 2002 (EUR in thousands)	Storage Management	Data Center Management	Document Management	Total
Revenues from Customers	5,117	22,668	17,327	45,112
Intersegment Revenues	1,005	4,453	3,404	8,862
	6,122	27,121	20,731	53,974
Interest Income	12	350	265	627
Amortization and Depreciation	832	1,326	1,003	3,161
Segment Income (Loss) before Taxes	(5,245)	4,186	1,530	471
Capital Expenditures	226	1,049	802	2,077
Segment Assets	7,648	35,482	27,112	70,252

A reconciliation of the revenues, income (loss) before taxes, and assets of the reportable segments to the Company's consolidated totals is as follows:

January 1 to December 31, (EUR in thousands)	**2001**	**2002**
Revenues		
• Total Revenues for Reportable Segments	54,305	53,974
• Elimination of Intersegment Revenues	(9,325)	(8,862)
○ Grand Revenues, as reported	[illegible]	[illegible]
Income (Loss) before Income Taxes		
• Total Operating Income (Loss) for Reportable Segments	(3,621)	471
• Unallocated Amount of Overhead	(3,706)	(345)
• Other Income, net	(524)	1,544
• Interest Income	630	627
○ Consolidated Income (Loss) before Income Taxes and Minority Interest as reported	[illegible]	[illegible]
Assets		
• Total Assets for Reportable Segments	75,200	70,252
• Unallocated Assets of Overhead	8,855	(2,234)
• Elimination of Intersegment Assets	(27,225)	(13,339)
○ Total Group Assets, as reported	[illegible]	[illegible]

A distribution of revenues and net operating income (loss) for the regions Germany, Europe, and America in 2002 is as follows :

At December 31, 2002 (EUR in thousands)	Germany	Europe	America	Total
Group Revenues, as reported	[illegible]	[illegible]	[illegible]	[illegible]
Operating Income (Loss) before Taxes	[illegible]	[illegible]	[illegible]	[illegible]

21. RISKS AND UNCERTAINTIES

The Company is engaged in the development and sale of a diversified range of products in three business segments: Document Management, Data Center Management and Storage Management. More than 50% of the Company's revenues are contributed by Data Center Management. The Company expects significant revenues from the new product Beta 93 Unix. Beta 93 Unix is a Unix-based module of the VIDiDOC suite, featuring high availability and processing capacity, thus expanding the Company's existing VIDiDOC suite by two UNIX ports (SUN Solaris and AIX 5L), popular Linux platforms and z/OS LINUX. A severe impact on the Company's earnings could result if the expected revenues from the new product can not be realized. 67% of the Company's revenue arises from sales of the three products Beta 91, Beta 92 and Beta 93. Beta 91 is an automated balancing and quality manager which ensures the quality of started jobs in real time. Beta 93 is especially designed for distribution of large volumes of documents from OS/390-based applications. Price reductions or similar adverse impacts on these products could have a negative effect on the Company's planned results of operations.

The Company is not dependent on any single customer. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts. The Company is exposed to foreign currency exchange risk related to its transactions, assets and liabilities denominated in foreign currencies. Assets held outside the European borders amount to EUR 7,648.

22. RELATED PARTY TRANSACTIONS

Options issued to the Company's employees under the Plan of 1998 (see note 14) were financed by a loan through the Company. The entire exercise price for the options issued is due at the date of exercise of the options. The loan amounted to EUR 164 and EUR 98 in 2001 and 2002, respectively.

In connection with the stock incentive plan, convertible bonds held by members of the Supervisory Board and the Management Board of the Company as at December 31, 2002 amounted to 31,436 and 78,800 respectively.

23. NEW PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For non-public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

(EUR in thousands, except per share amounts)

24. SUBSEQUENT EVENTS

On February 10, 2003, the Company assumed legal control over the operative business of SYSTOR Security Solutions GmbH, Cologne (Germany). The acquisition agreement provides for the transfer of all product rights of the Security Administration Manager (SAM) product line to the Company, the acquisition of the current customer base and all rights and obligations emanating from the existing customer and service contracts, and the commitment to continue in employment approximately 80 employees currently employed in development, sales, and services at SYSTOR's present locations in Cologne and Washington D.C. SAM is an integrative and integrated software for quick and comprehensive control of enterprise-wide security management. SAM is used by many large scale enterprises in Germany, Europe, and North America for central and cross-system administration of user rights, and is therefore extremely well suited to enhance and add value to the Company's security suite of products.

SUPPLEMENTS

DEVELOPMENT OF THE GROUP'S ASSETS

			Acquisition Costs		
EURO in thousands	**Balance 01.01.2002**	**Additions**	**Exchange Rate Differences (+/-)**	**Disposals**	**Balance 31.12.2002**
Intangible Assets					
• Capitalized Software Development Costs	15,832	1,119	(247)	0	16,704
• Goodwill, Licenses	7,174	0	(50)	0	7,124
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed Assets					
• Computer Equipment	6,118	1,634	(135)	748	6,869
• *Leasehold Improvements*	1,051	14	(16)	16	1,033
• Facilities and Office Equipment	1,187	207	(33)	1	1,360
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Financial Assets					
• Bonds and Securities	49	0	0	0	49
• Other Long Term Loans	175	3	0	11	167
• Pension Insurance	476	53	0	0	529
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Accumulated Depreciation					Net Book Value	
Balance 01.01.2002	Depreciation Current Year	Exchange Rate Differences (+/-)	Disposals	Balance 31.12.2002	31.12.2001	31.12.2002
12,626	1,220	(30)	0	13,816	3,206	2,888
6,835	302	(13)	0	7,124	339	0
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,888
4,778	1,228	(256)	738	5,012	1,340	1,857
118	25	(11)	7	125	933	908
561	386	(72)	2	873	626	487
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0	22	0	0	22	49	27
0	87	0	0	87	175	80
0	86	0	0	86	476	443
0	[illegible]	0	0	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SUPPLEMENTS TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2002

Consolidation of Capital / First-time Consolidation

The Company consolidates its capital in accordance with the purchase method. The date of first-time consolidation coincides with the subscription date. On this date, the value of the goodwill is calculated.

Contingent Capital / Authorized Capital

The share capital amounts to EUR 10,161,749.73 (3,974,961 shares), the contingent capital to EUR 924,180.53 and the "contingent capital 1999" to EUR 766,937.82 in accordance with § 4 para. (8) of the articles of association.

With effect from the Annual Shareholders' Meeting of May 16, 2000, the following changes to the articles of association were agreed: with the approval of the Supervisory Board, the Management Executive Board is entitled to increase the share capital of the company until May 31, 2004 in one or more stages by up to EUR 920,325.39 by issuing new shares against cash contributions or payment in kind (contingent capital I).

A subscription right is to be awarded to the shareholders. With the approval of the Supervisory Board, the Management Executive Board is entitled to exempt contributions in kind from the subscription right of the shareholders. With the approval of the Supervisory Board, the Management Executive Board is also entitled to exclude the subscription right of shareholders, if deemed necessary, in order to grant the bearers of convertibles a subscription right to the number of new shares to which they would be entitled after exercising their conversion privilege.

Moreover, with the approval of the Supervisory Board, the Management Executive Board is further entitled to exclude the subscription right of shareholders providing that the capital increase through non-cash contributions is *effected for the purpose of the acquisition of companies or participation in* companies.

With the approval of the Supervisory Board, the Management Executive Board is entitled to increase the share capital until May 31, 2004 in one or more stages by up to a total of EUR 481,882.38 by issuing new shares against cash contributions to grant shares to employees of the company and affiliated domestic and foreign companies (contingent capital II). The legal subscription right of the shareholders is excluded.

Compared with an unused contingent capital of EUR 924,181 (361,508 shares), conversion rights for 291,440 bonds exist.

Personnel Expenses (without expenses for stock options granted)

Personnel expenses for the fiscal year 2002 are as follows:

Wages and Salaries	TEUR	22,678
Social Contributions	TEUR	3,033
Total	TEUR	[illegible]

Performance unrelated to Accounting Period

Of other operating income and expenses, TEUR 324 and TEUR 19 are to be a located to other financial years, respectively.

Average Number of Employees

The average number of employees of 327 in the fiscal year 2002 were allocated as follows:

Administration	55	Employees
Sales	118	Employees
Development	154	Employees

Declaration of Conformity with German Corporate Governance Code

In the fiscal year 2002, the Boards of the company signed the declaration of conformity in accordance with § 161 of the German Stock Corporation Act (AktG) and published this on the corporate Internet website at www.betasystems.com.

Boards of the Company

Management Executive Board

Management Board members of the company in the fiscal year 2002 were:

- Mr. Dipl.-Kfm. Karl-Joachim Veigel as Chief Executive Officer,
- Mr. Dipl.-Ing. Dr. Oskar von Dungern,
- Mr. Dipl.-Wirt.-Ing. (FH) Ralf Männlein.

Supervisory Board

Members of the Supervisory Board of the Company in the fiscal year 2002 were:

- Mr. Dipl.-Ing. Harald J. Joos, Supervisory Board Member, as Chairman, Berlin,
- Mr. Dipl.-Ing. Alfred H. Tauchnitz, Supervisory Board Member, as Vice Chairman, New Smyrna Beach, FL, USA,
- Dr. Karl Kauermann, Chairman of the Management Board of Berliner Volksbank e.G.,
- Mr. Bernhard Auer, Executive Consultant, Munich,
- Ms. Martina Dymala, Product Quality Engineer as Employee Representative, Berlin,
- Mr. Stefan Hillenbach, Business Development Manager Services, as Employee Representative, Berlin.

Mr Harald J. Joos is member of the Supervisory Boards of:

- The Berliner Volksbank eG, Berlin and of
- Schindler Deutschland Holding GmbH, Berlin.

Dr. Karl Kauermann holds the following memberships in other Supervisory Boards:

- DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues gemeinnützige Aktiengesellschaft, Berlin, as Chairman,
- GASAG Berliner Gaswerke AG, Berlin, as Chairman,
- Rücker AG, Wiesbaden, as Chairman,
- TLG Treuhand Liegenschaftsgesellschaft mbH, Berlin,
- VIVANTES Netzwerk für Gesundheit GmbH, Berlin.

Mr. Auer is member of the following Supervisory Boards:

- Carnot AG, Frankfurt,
- Tecmath AG, Kaiserslautern,
- Serenata AG, Munich.

The Supervisory Board members Mr. Tauchnitz, Mr. Hillenbach and Ms. Dymala hold no other mandates.

Payments to the Management Board in the fiscal year 2002:

Jan 1, 2002 to Dec 31, 2002, in EUR	Fixed Salary	Variable Salary	Total Salary	Stock Options Granted
Karl-Joachim Veigel	206,151.62	82,115.52	288,267.14	None
Dr. Oskar v. Dungern	153,480.00	18,215.80	171,695.80	None
Ralf Männlein	173,901.55	40,010.63	213,912.18	None
Total	533,533.17	140,341.95	673,875.12	None

Payments to the Supervisory Board in the fiscal year 2002:

Jan 1, 2002 to Dec 31, 2002, in EUR	Fixed Salary	Variable Salary	Total Salary	Stock Options Granted
Harald J. Joos	15,400.00	-	15,400.00	None
Alfred H. Tauchnitz	11,150.00	-	11,150.00	None
Dr. Karl Kauermann	7,700.00	-	7,700.00	None
Bernhard Auer	7,700.00	-	7,700.00	None
Martina Dymala	7,700.00	-	7,700.00	None
Stefan Hillenbach	7,700.00	-	7,700.00	None
Total	57,350.00		57,350.00	None

Disclosure of Directors' Holdings of Beta Systems Software AG (unaudited)

At December 31, 2002	Shares	Stock Options
Management Board		
Karl-Joachim Veigel	50,059	29,600
Dr. Oskar v. Dungern	2,020	24,600
Ralf Männlein	4,100	24,600
Supervisory Board		
Harald J. Joos	1,000	5,000
Alfred H. Taunitz	589,250	5,000
Dr. Karl Kauermann	-	5,000
Bernhard Auer	-	5,000
Martina Dymala	170	5,820
Stefan Hillenbach	1,644	5,616
Beta Systems Software AG		
Treasury Stock	60,305	-

Explanation of the general principles of accounting, valuation and consolidation applied to the consolidated financial statements, in contrast to German GAAP

Fundamental Differences

There are fundamentally different lines of thinking behind German GAAP and US GAAP. Whereas accounting according to the German GAAP focuses on the principles of conservatism and creditor protection, the providing of information relevant to the decision-making process for shareholders is the prior aim of US GAAP.

Therefore both the comparability of annual financial statements over a number of years as well as those of different companies, and the calculation of profits on an accrual basis according to US GAAP is given a higher importance than that according to German GAAP.

Accrued Expenses

In US accounting practice provisions are usually not separately disclosed but included under the "accrued expenses and other current liabilities". In order to fulfil the conditions of EU directives, we provide a breakdown of this item in the notes.

The possibilities for accruing provisions are far more restrictively regulated under US GAAP than under German GAAP. Provisions are required to be accrued when a liability to a third party exists, if this is likely to be exercised and if the anticipated amount of the necessary provision can be accurately estimated. *Provisions for operating expenses are not permitted according to* US GAAP.

Contrary to German GAAP, pension accruals are calculated taking into consideration expected wage and salary increases. The discounting rate of 6% valid in German tax law is not used as a basis for this calculation, as the real interest rate has far more influence on the US value.

Goodwill

According to US regulations Goodwill had to be reported and depreciated over its anticipated useful life. The estimated life depended on the nature of the acquired business. Although possible according to the German Commercial Code, the offsetting of goodwill against equity is not permitted.

Effective for financial years beginning after December 15, 2001, goodwill is no longer amortized but instead tested annually for impairment under certain circumstances. The regulations of SFAS 142 are effective for financial years beginning after December 15, 2001.

Own Developed Software

Principally, research and development costs cannot be capitalized according to either German GAAP or US GAAP (§ 248 para. 2, German Commercial Code / Statement of Financial Accounting Standards,"FAS", No. 2). However, in contrast to German GAAP, US GAAP stipulates that research and development costs in connection with the development and fundamental improvement of software products must be capitalized. It is necessary to specify whether the software is intended for sale to a third party (FAS 86) or for own use by the company (Statement of Position 98-1).In both cases, the costs incurred until technical feasibility is ascertained, are to be expensed. Once technical feasibility is ascertained, the development costs for software (subsequently only in the case of sale to a third party) are to be capitalized from the date of technical feasibility up to general availability. This usually applies to costs in connection with programming and testing. The costs for material, the developers' labour costs attributable to the project, and overhead costs attributable to the project must also be capitalized.

Revenue Recognition of Multiple-Element Arrangements

In most cases Beta Systems provides licenses inclusive of service and maintenance (partly free of charge in the first year) as well as an entitlement to free version upgrades (multiple-element arrangement). In comparison with German GAAP revenue is recognized according to US GAAP if:

- persuasive evidence of an arrangement exits,
- delivery has occured,
- the fee is fixed or determinable,
- collectibility is probable.

If the delivery has not occurred yet or the service has not been performed, respective revenue is realized successively. While according to German GAAP the recognition of revenues is determined in accordance with the revenues allocated to the various elements of the sales contract, revenue allocation according to US GAAP is based on the fair values of the various elements. Within the scope of revenue recognition, the revenue allocation between delivered licenses and elements not yet delivered may vary if different discounts are offered on the various elements of the contract. Under US GAAP, an overall discount is allocated to all elements equally. As a result, revenues agreed in a contract may differ from revenues recognized.

Leasing arrangements for licenses are recognized over the term of leasing period under the German Commercial Code. US GAAP makes no distinction between ongoing and limited licenses, so that the license portion contained in leasing agreements can be realised immediately for all accounting periods.

Unrealized Gains and Losses

According to German GAAP and the imparity principle only unrealized losses are recognized, whereas according to US GAAP certain unrealized gains must also be reported. This is particularly the case in respect of unrealized foreign currency gains resulting from the conversion at period-end exchange rates of foreign currency denominated balances and of derivative financial instruments.

Deferred Taxes

According to US GAAP there is an obligation to recognize deferred tax assets and liabilities resulting from temporary differences between the tax valuation and the commericial balance sheets. Tax losses carried forward have commercial use due to the future reduction of tax payments due. At the time of the accrual of the loss, the future (deferred) tax advantage is thus to be shown as an asset on the balance sheet according to its feasibility.

Stock based Compensation

According to US GAAP stock based compensation must be reported as expenses in the operating income statement. Under US GAAP the expenses may be accounted for according to FAS 123 or according to APB 25 (with additional disclosures according to FAS 123). The company has adopted the method according to APB 25. In the financial statements relating to commercial law, no expenses would be recorded.

SUMMARY OF HOLDINGS AT DECEMBER 31, 2002 (UNCONSOLIDATED DATA)

Company	Local currency	Share capital in local currency	Equity at 31.12.2002 in local currency	Income (Loss) in 2002 in local currency	Holdings in %	Share capital in TEUR	Equity at 31.12.2002 in TEUR	Income (Loss) in 2002 in TEUR
• Beta Systems Software France S.A.R.L. Saint Thibault des Vignes, France					100	763	1,477	377
• Beta Systems EDV-Software Ges. m.b.H. Vienna, Austria					100	36	132	55
• Beta Systems Software Ltd. Reading, Great Britain	TGBP	400	136	(194)	100	615	210	(312)
• Beta Systems Software S.R.L. Mailand, Italy					99	52	1,637	354
• Betann Systems AB Sundbyberg, Sweden	TSEK	100	5,692	(253)	100	11	620	(28)
• Beta Systems Software B.V. Nieuwegein, The Netherlands					100	23	461	35
• Beta Systems Software AG Zürich, Switzerland	TCHF	100	645	522	100	69	444	356
• Beta Systems Software SPRL Waterloo, Belgium					99	50	101	8
• Beta Systems Software Espana Madrid, Spain					100	180	(78)	(325)
• Beta Systems Marketing GmbH Berlin, Germany (Profit Distribution)					100	26	26	21
• Beta Systems Software PTY Ltd. Sydney, Australia	TAUD	5	(726)	(359)	100	3	(392)	(208)
• Beta Systems of America, Inc. Peachtree City, GA, U.S.A.	TUSD	200	3,503	1,885	100	210	3,344	1,972
• Tantia Technologies, Inc. Boulder, USA	TUSD	200	6,834	(1,655)	100	210	4,087	(1,891)

Tantia Technologies, Inc. wholly owns Tantia Technologies Canada Inc., which therefore belongs to the indirect holdings:

Company	Local currency	Share capital in local currency	Equity at 31.12.2002 in local currency	Income (Loss) in 2002 in local currency	Holdings in %	Share capital in TEUR	Equity at 31.12.2002 in TEUR	Income (Loss) in 2002 in TEUR
• Tantia Technologies Canada Inc. Calgary, Canada	TCAD	31,356	(14,865)	(5,576)	100	18,986	(9,722)	(3,737)

The amount of the equity and net income (loss) 2002 results from the financial statements of the entities in accordance with US GAAP (unconsolidated). The balance sheets of foreign subsidiaries have been translated to TEUR on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period.

BETA SYSTEMS WORLDWIDE

Australia
Beta Systems Software Pty. Ltd.
Level 17
201 Miller Street
North Sydney
NSW 2060
(61) (2) 8912 2100

Austria
Beta Systems EDV-Software GmbH
Hauptstraße 3 c
A-3012 Wolfsgraben
(43) (2233) 55866

Belgium
BVBA Beta Systems Software SPRL
Avenue des Chasseurs 1
B-1410 Waterloo
(32) (2) 3520 480

Canada
Tantia Technologies Inc.
Suite 1900
840 -7th Avenue SW
Calgary, Alberta
T2P 3G2
(1) (403) 2319 800

Germany
Beta Systems Software AG
Alt-Moabit 90d
D-10559 Berlin
(49) (30) 726 118 0

France
Beta Systems Software France SARL
2, Rue Paul Henry Spaak
Saint Thibault des Vignes
F-77462 Lagny sur Marne Cedex
(33) (1) 6412 7980

Great Britain
Beta Systems Software Ltd.
Highland House
Basingsstroke Road, Spencers Wood
GB-Reading, Berks RG7 1NT
(44) (1189) 885 175

Italy
Beta Systems Software SRL
Viale Stelvio, 70
I-20159 Milan
(39) (2) 6680 5911

Netherlands
Beta Systems Software BV
Weverstede 5a
NL-3431 JS Nieuwegein
(31) (30) 602 2140

Sweden
Betann Systems AB
Kavallerivägen 30
Rissne Centrum
Box 2099
S-17402 Sundbyberg
(46) (8) 733 0045

Switzerland
Beta Systems Software AG
Bettlistraße 28
CH-8600 Dübendorf
(41) (43) 35524

Spain
Beta Systems Software Espana S.L.
Avda. de la Victoria N. 42
E-28023 El Plantio (Madrid)
(34) (91) 307 76 75

USA
Beta Systems Software Inc.
PMB 209
156 Peachtree East
Peachtree City
Atlanta, GA 30269
(1) (678) 364 9906